Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PROJECT HOTEL CALIFORNIA HOLDINGS, LP

PROJECT HOTEL CALIFORNIA MERGER SUB, INC.

and

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

Dated as of April 10, 2022

Section 9.15	Financing Provisions	80
Section 9.16	Interpretation	81
Section 9.17	Obligations of Merger Sub	81

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of April 10, 2022 by and among Project Hotel California Holdings, LP, a Delaware limited partnership (“Parent”), Project Hotel California Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and SailPoint Technologies Holdings, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to herein collectively as the “Parties,” and individually as a “Party.” All capitalized terms used herein shall have the respective meanings ascribed thereto in Annex A.

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, acting upon the recommendation of the special committee (the “Special Committee”) of the board of directors of the Company (the “Company Board”), the Company Board has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholder Meeting;

WHEREAS, the board of directors of Parent has unanimously approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Financing;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement and directed that such matter be submitted for consideration of the sole stockholder of Merger Sub; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Parent and the Company shall cause Merger Sub to merge with and into the Company, whereupon the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

Section 1.2 Effective Time of Merger. Subject to the terms and conditions of this Agreement, at the Closing, Parent, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL in order to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.3 General Effects of Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.4 Effect of Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of Parent, Merger Sub or the Company:

(a) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Conversion of Company Common Stock. Each share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) that is outstanding immediately prior to the Effective Time, other than Cancelled Shares and Dissenting Shares, shall be converted automatically into the right to receive $65.25 in cash (the “Merger Consideration”). All shares of Company Common Stock that have been converted into the right to receive the Merger Consideration as provided in this Section 1.4(b) shall be automatically cancelled and cease to exist on the conversion thereof, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 1.4(b).

(c) Treatment of Cancelled Shares. Each share of Company Common Stock that is directly owned by the Company (as treasury stock or otherwise), Parent or Merger Sub immediately prior to the Effective Time, shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”).

(d) Treatment of Dissenting Shares. Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised and validly perfected appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such shares held by any such holder (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with, but only if, as and when required by, the provisions of such Section 262, unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Shares shall thereafter be no longer considered Dissenting Shares under this Agreement and shall be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, in accordance with Section 1.4(b). At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall promptly notify Parent of any demands received by the Company for appraisals of shares of Company Common Stock under Section 262 of the DGCL in connection with the Merger and afford Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands and the Company shall consider in good faith comments or suggestions proposed by Parent with respect to such demands. The Company shall not make any payment with respect to any such demands for appraisal or settle any such demands without the prior written consent of Parent.

(e) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.

Section 1.5 Effect of Merger on Company Equity Awards.

(a) Company Options.

(i) At the Effective Time, each Company Option that is vested in accordance with its terms and outstanding as of immediately prior to the Effective Time (each, a “Vested Company Option”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the excess, if any, of (i) the Merger Consideration over (ii) the per-share exercise price for such Vested Company Option, by (y) the total number of shares of Company Common Stock underlying such Vested Company Option, subject to any required withholding of Taxes (the “Vested Company Option Consideration”); provided, however, that if the exercise price per share of Company Common Stock of such Vested Company Option is equal to or greater than the Merger Consideration, such Vested Company Option shall be cancelled without any cash payment or other consideration being made in respect thereof.

(ii) At the Effective Time, each Company Option that is outstanding as of immediately prior to the Effective Time and that is not a Vested Company Option (each, an “Unvested Company Option”) shall, automatically and without any required action on the part of the holder thereof, be converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the excess, if any, of (i) the Merger Consideration over (ii) the per-share exercise price for such Unvested Company Option, by (y) the total number of shares of Company Common Stock underlying such Unvested Company Option (the “Unvested Company Option Consideration”); provided, however, that if the exercise price per share of Company Common Stock of such Unvested Company Option is equal to or greater than the Merger Consideration, such Unvested Company Option shall be cancelled without any cash payment or other consideration being made in respect thereof. Subject to the holder’s continued service with Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates, such Unvested Company Option Consideration amounts will vest and become payable at the same time as the Company Option from which such Unvested Company Option Consideration was converted would have vested and been payable pursuant to its terms and, except as provided on Section 1.5 of the Company Disclosure Schedules, shall otherwise remain subject to the same terms and conditions as were applicable to the underlying Unvested Company Option immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Unvested Company Option Consideration amounts, provided that no such changes shall impair the rights of the applicable holder of Unvested Company Option Consideration) with respect to their receipt of the Unvested Company Option Consideration.

(b) Company RSUs.

(i) At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time and either (x) held by a non-employee member of the Company Board or (y) vested in accordance with its terms as of the Effective Time (each, a “Vested Company RSU”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the total number of shares of Company Common Stock underlying such Company RSU, by (y) the Merger Consideration, subject to any required withholding of Taxes (the “Vested Company RSU Consideration”).

(ii) At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time and not a Vested Company RSU shall, automatically and without any required action on the part of the holder thereof, be converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the total number of shares of Company Common Stock underlying such Company RSU, by (y) the Merger Consideration (the “Unvested Company RSU Consideration”). Subject to the holder’s continued service with Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates, such Unvested Company RSU Consideration amounts will vest and become payable at the same time as the Company RSU from which such Unvested Company RSU Consideration was converted would have vested and been payable pursuant to its terms and, except as provided on Section 1.5 of the Company Disclosure Schedules, shall otherwise remain subject to the same terms and conditions as were applicable to the underlying Company RSU immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Unvested Company RSU Consideration amounts, provided that no such changes shall impair the rights of the applicable holder of Unvested Company RSU Consideration) with respect to their receipt of the Unvested Company RSU Consideration.

(c) Certain Actions. Prior to the Effective Time, the Company, acting through the Company Board or an appropriate committee thereof, shall take or cause to be taken, all actions, and provide all notices that are required to effectuate the terms of this Section 1.5. All Company Equity Plans (other than the agreements underlying, and the terms of the Company Equity Plans applicable to, the Unvested Company Option Consideration and the Unvested Company RSU Consideration, in each case, solely to the extent relevant to the terms and conditions of this Section 1.5) will terminate as of the Effective Time and the Company will take all action necessary to effect the foregoing. The Company will use its reasonable best efforts to ensure that following the Effective Time no participant in any such Company Equity Plans will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any of their respective Subsidiaries. Following the date hereof, the Company shall provide to Parent or its counsel for review and approval drafts of any documentation prepared by the Company or its counsel to effectuate the foregoing and shall consider in good faith Parent’s timely comments thereto.

(d) Treatment of Employees Stock Purchase Plan. With respect to the Company ESPP, as soon as practicable (but in any event within five (5) Business Days) following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions or take such other actions as may be required so that (i) participation in the Company ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no offering period shall be commenced after the date of this Agreement, (iv) each then outstanding purchase right shall be exercised as of the earlier of (A) the end of the offering period in effect on the date of this Agreement or (B) ten (10) days prior to the date on which the Effective Time occurs, and (v) the Company ESPP shall terminate immediately prior to, but contingent upon the occurrence of, the Effective Time, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the Company ESPP). On such exercise date, the Company will apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP, as amended pursuant to this Section 1.5(d), and each share purchased thereunder immediately prior to the Effective Time shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 1.4(b), subject to withholding of any applicable withholding Taxes. Any accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares in accordance with the terms and conditions of the Company ESPP, as amended pursuant to this Section 1.5(d), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

Section 1.6 The Surviving Corporation.

(a) Certificate of Incorporation of Surviving Corporation. Subject to Section 7.8, at the Effective Time, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Corporation shall be “SailPoint Technologies Holdings, Inc.”) shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation.

(b) Bylaws of Surviving Corporation. Subject to Section 7.8, at the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Corporation shall be “SailPoint Technologies Holdings, Inc.”) shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws.

(c) Directors of Surviving Corporation. The directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(d) Officers of Surviving Corporation. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 No Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Book-Entry Shares.

ARTICLE 2

THE CLOSING

Section 2.1 The Closing. The Merger shall be consummated at a closing (the “Closing”) taking place (a) via the electronic exchange of documents and signature pages at 5:00 a.m., Pacific time, on the second (2nd) Business Day after the satisfaction or waiver (if and to the extent permitted hereunder) of the conditions set forth in Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (if and to the extent permitted hereunder) of such conditions) or (b) at such other place, time and date as the Company and Parent may otherwise agree in writing, but subject in each case to the satisfaction or waiver (if and to the extent permitted hereunder) of the conditions set forth in Section 2.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (if and to the extent permitted hereunder) of such conditions). The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.2 Conditions to Closing.

(a) Conditions to Obligation of Each Party. The respective obligations of each of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(i) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(ii) Regulatory Approvals. (A) Any waiting period under the HSR Act applicable to the Merger shall have expired or been earlier terminated, and (B) all other Consents of (or filings or registrations with) any Governmental Entity required in connection with the execution, delivery and performance of this Agreement set forth on Schedule 2.2(a)(ii) shall have been obtained.

(iii) No Legal Restraints. No injunction or similar Order by any court of competent jurisdiction that prohibits the consummation of the Merger shall have been entered and shall continue to be in effect that prohibits or makes illegal the consummation of the Merger.

(b) Additional Conditions to Obligation of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction (or waiver by Parent and Merger Sub) of the following conditions:

(i) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Closing.

(ii) Other than the representations and warranties listed in clauses (iii), (iv) and (v) of this Section 2.2(b), the representations and warranties of the Company set forth in Article 3 shall be true and correct (without giving effect to any materiality, Company Material Adverse Effect or similar qualifications set forth therein) at and as of the Closing as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not reasonably be expected to have a Company Material Adverse Effect.

(iii) The representations and warranties of the Company set forth in Section 3.1 (other than the penultimate sentence of Section 3.1(a)), the last sentence of clause (a) of Section 3.2, Section 3.3, Section 3.4(a), Section 3.4(b)(i), Section 3.23 and Section 3.24, that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date);

(iv) The representations and warranties of the Company set forth in Section 3.2 (other than the last sentence of clause (a) of Section 3.2) shall be true and correct (without giving effect to any Company Material Adverse Effect or other materiality qualifications) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $35,000,000.

(v) The representations and warranties of the Company set forth in Section 3.8(b) will be true and correct in all respects as of the Closing as if made as of such time.

(vi) Parent shall have received from the Company a certificate, dated as of the Closing Date and signed by its chief executive officer, certifying (on behalf of the Company) that the conditions set forth in Section 2.2(b)(i) through Section 2.2(b)(v) have been satisfied.

(vii) No Company Material Adverse Effect will have occurred after the date hereof that is continuing.

(c) Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company) of the following conditions:

(i) Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Closing.

(ii) Other than the representations and warranties listed in clause (iii) of this Section 2.2(c), the representations and warranties of Parent and Merger Sub set forth in Article 4 shall be true and correct (without giving effect to any materiality, Parent Material Adverse Effect or similar qualifications set forth therein) at and as of the Closing as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 4.1, Section 4.2, Section 4.3(a), Section 4.5, Section 4.10, Section 4.12 and Section 4.13, that (A) are not qualified by Parent Material Adverse Effect or other materiality qualifications will be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) are qualified by Parent Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Parent Material Adverse Effect or other materiality qualifications) as of the Closing as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iv) The Company shall have received from Parent and Merger Sub a certificate, dated as of the Closing Date and signed by their respective president or chief executive officer, certifying (on behalf of Parent and Merger Sub, respectively) that the conditions set forth in Section 2.2(c)(i) through Section 2.2(c)(iii) have been satisfied.

Section 2.3 Payment of Merger Consideration.

(a) Payment Fund.

(i) Creation of Payment Fund. Prior to or at the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as a paying agent hereunder and approved in advance by the Company in writing (the “Paying Agent”), for the benefit of holders of shares of Company Common Stock, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration payable at the Closing pursuant to Section 1.4. Such cash deposited with the Paying Agent shall be referred to as the “Payment Fund.”

(ii) Investment of Payment Fund. The Paying Agent shall invest all cash included in the Payment Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Section 2.3, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of shares of Company Common Stock. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.3(a)(iii).

(iii) Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Company Common Stock on the one-year anniversary of the Effective Time shall thereafter be delivered to the Surviving Corporation on demand, and any former holders of shares of Company Common Stock who have not surrendered their shares in accordance with this Section 2.3 shall thereafter look only to the Surviving Corporation (as general unsecured creditors) for payment of their claim for the Merger Consideration without any interest thereon, on due surrender of their shares.

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Closing Date, Parent shall cause the Paying Agent to mail to each holder of record of shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4(b), (A) a letter of transmittal with respect to Book-Entry Shares (to the extent applicable) and Certificates (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only on delivery of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually reasonably agree), and (B) instructions for use in effecting the surrender of Book-Entry Shares (to the extent applicable) or Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration.

(ii) On surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Paying Agent shall be required to promptly deliver to each such holder, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Section 2.3. No interest shall be paid or accrued on any amount payable on due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that

(A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established that such Tax either has been paid or is not required to be paid.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.3(b)(i) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Section 2.3.

(d) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in accordance with Section 1.4(b) with respect to the shares of Company Common Stock represented by such lost, stolen or destroyed Certificate.

(e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.4 Payment of Equity Award Consideration. Parent shall cause the Surviving Corporation to pay through the payroll system of the Surviving Corporation (to the extent applicable) to each holder of a Vested Company Option and Vested Company RSU, the Vested Company Option Consideration and/or Vested Company RSU Consideration, as applicable, without interest, on the earlier of (i) five (5) Business Days and (ii) the next regularly scheduled payroll date, in each case, following the Effective Time. Notwithstanding anything herein to the contrary, (a) with respect to any Company Equity Award held by a non-employee member of the Company Board that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Equity Plan that will not trigger a Tax or penalty under Section 409A of the Code and (b) with respect to Company Equity Awards held by individuals subject to Taxes imposed by the Laws of a country other than the United States, the Parties hereto shall use commercially reasonable efforts to cooperate in good faith prior to the Effective Time to minimize the Tax impact of the provisions set forth in Section 1.5 and this Section 2.4 (it being understood that Parent and Merger Sub need not take, and the Company shall not take, any action which would increase the costs associated with terminating the Company Equity Awards).

Section 2.5 Withholding. The Paying Agent, the Company, Parent, Merger Sub, the Surviving Corporation and their Affiliates, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable to any holder or former holder of Company Common Stock or Company Equity Awards, or any other Person, pursuant to this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or non-U.S. Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed or furnished on or after December 31, 2019 and prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note About Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk,” solely to the extent such disclosures are general and predictive, cautionary or forward-looking in nature) or set forth in corresponding sections or subsections in the disclosure schedules delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedules”) (it being acknowledged and hereby agreed that (i) disclosure of any information in any section or subsection of the Company Disclosure Schedules shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Company Disclosure Schedules to the extent that the relevance thereof is reasonably apparent on the face of such disclosure; and (ii) nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.2 or Section 3.8(b)), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware. Section 3.1(a) of the Company Disclosure Schedules contains a true, correct and complete list of the name, jurisdiction of organization, and schedule of stockholders of each Subsidiary of the Company as of the date hereof. Except where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of the Company as amended and in effect on the date hereof. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents in any material respect.

(b) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries have been validly issued and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Liens (other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary or any Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date hereof.

Section 3.2 Capitalization.

(a) The authorized share capital of the Company consists of 300,000,000 shares of Company Common Stock, par value $0.0001 per share and 10,000,000 shares of Company Preferred Stock, par value $0.0001 per share (the “Company Preferred Stock”). As of the close of business on April 8, 2022, there were (i) 94,252,911 shares of Company Common Stock issued and outstanding, (ii) no shares of Company Common Stock held in treasury, (iii) no shares of Company Preferred Stock issued and outstanding, (iv) Company Options to purchase an aggregate of 2,147,231 shares of Company Common Stock issued and outstanding, (v) 4,760,049 shares of Company Common Stock underlying outstanding Company RSUs, (vi) 4,100,334 shares of Company Common Stock reserved for issuance under the Company ESPP with aggregate contributions of $3,783,946 received by the Company for the current offering period pursuant to the Company ESPP, in each case, as of April 8, 2022 and (vii) $389.8 million aggregate principal amount of Convertible Notes (with a conversion rate as of the date hereof equal to 35.1849 shares of Company Common Stock per $1,000 principal amount, subject to adjustment as provided in the Convertible Notes Indenture) were issued and outstanding. All outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive or similar right, purchase option, call or right of first refusal or similar right. Section 3.2(a) of the Company Disclosure Schedules sets forth a correct and complete list of all Company Equity Awards outstanding as of the close of business on April 8, 2022, including with respect to each such Company Equity Award: (i) the grantee identification number of the applicable grantee; (ii) the number of shares of Company Common Stock subject to such Company Equity Award; (iii) the equity incentive plan under which the Company Equity Award was granted; (iv) the grant or issuance date; (v) any applicable vesting schedule; and (vi) with respect to each Company Option, the exercise price and the expiration date and whether such Company Option is intended to be an “incentive stock option” as defined in Section 422 of the Code.

(b) Except as set forth in Section 3.2(a) or as required by the existing terms of the Company Benefit Plans set forth on Section 3.11(a) of the Company Disclosure Schedules, as of the date of this Agreement, (i) the Company does not have any shares of its capital stock issued or outstanding, other than shares of Company Common Stock that have become outstanding after the close of business on April 8, 2022, which were reserved for issuance as of the close of business on April 8, 2022 as set forth in Section 3.2(a), and (ii) except for the Convertible Notes, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of the Company or any of the Company’s Subsidiaries to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock of the Company or any of the Company’s Subsidiaries or securities convertible into, exercisable for or exchangeable for such shares, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, or (C) redeem or otherwise acquire any such shares of capital stock.

(c) Except for the Convertible Notes, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities (other than the Convertible Notes).

Section 3.3 Authority; Enforceability.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Company Board at a duly held meeting and acting upon the recommendation of the Special Committee has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement (the “Company Recommendation”), which Company Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof, and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholder Meeting.

(b) The affirmative vote of the holders of a majority of the outstanding shares of Company Voting Stock in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required to approve this Agreement and consummate the transactions contemplated hereby, including the Merger.

(c) Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation of the transactions contemplated hereby.

(d) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

Section 3.4 Consents and Approvals; No Violation.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require the Company or any of its Subsidiaries to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign national or supranational, state or local governmental or regulatory agency, commission, court, body, entity or authority or any public or private arbitral body (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger, (ii) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) compliance with any applicable requirements of any other Antitrust and Foreign Investment Laws set forth on Section 3.4(a) of the Company Disclosure Schedules, (iv) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of a proxy statement relating to the Company Stockholder Approval (as amended or supplemented from time to time, the “Proxy Statement”), and (v) compliance with the rules and regulations of NYSE (the foregoing clauses (i) through (v), collectively, the “Company Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent or materially delay the consummation of the Merger.

(b) Assuming compliance with the matters referenced in Section 3.4(a) and receipt of the Company Approvals and the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding on or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any Contract that is required to be disclosed on Section 3.18 of the Company Disclosure Schedules or permit binding on the Company or any of its Subsidiaries or (iv) result in the creation of any Lien (other than Permitted

Liens) upon any of the properties or assets of the Company, other than, in the case of the foregoing clauses (ii), (iii) and (iv), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss, or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Reports and Financial Statements.

(a) The Company has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC prior to the date of this Agreement (the “Company SEC Documents”) since December 31, 2019, each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and no Company SEC Document as of its date (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such amended or superseding filing) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with GAAP (except, in the case of the unaudited financial statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.6 Internal Controls and Procedures.

(a) (i) the Company has established and maintains disclosure controls and procedures over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act; (ii) the Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act; and (iii) the Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2021, and such assessment concluded that such controls were effective. Since December 31, 2019, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act (including Section 302 and 906 thereof).

(b) The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents.

Section 3.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021 (the “Audited Company Balance Sheet”), and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s report on Form 10-K for the fiscal year ended December 31, 2021, (b) as expressly permitted or contemplated by this Agreement, (c) for liabilities or obligations that have been discharged or paid in full prior to the date hereof, (d) for liabilities arising in connection with obligations under existing Contracts or applicable Law (none of which relates to any breach of contract, breach of warranty, tort, infringement, misappropriation, dilution or any other action), (e) for liabilities and obligations incurred in the ordinary course of business (none of which relates to any breach of contract, breach of warranty, tort, infringement, misappropriation, dilution or any other action) since December 31, 2021 (the “Company Balance Sheet Date”) or (f) as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

Section 3.8 Absence of Certain Changes.

(a) From the Company Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business.

(b) Since the Company Balance Sheet Date through the date of this Agreement, there has not been any event, change, occurrence or development that has had, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since the Company Balance Sheet Date, the Company has not taken any action that would be prohibited by clauses (i), (ii), (v), (vi), (vii), (ix), (x), (xi), (xiii), (xiv), (xv), (xvi), (xvii), (xix), (xx), (xxii), (xxiii), (xxiv) and (xxvi) of Section 5.1(b), if taken or proposed to be taken after the date hereof.

Section 3.9 Compliance with Laws.

(a) The Company and its Subsidiaries are, and have been since December 31, 2019, in compliance in all material respects with and not in default under or in violation of any material Law applicable to the Company and its Subsidiaries.

(b) The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, accreditations and approvals of any Governmental Entity (“Permits”) necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (such Permits, the “Company Permits”). All Company Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has in the past three years received any written notice that the Company or its Subsidiaries is in violation of any Law applicable to the Company or any of its Subsidiaries or any Permit in any material respect. There are no Actions pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, revocation, or adverse modification or limitation of any such Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, for the preceding three years none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their directors, officers, agents, employees, or other Persons acting on behalf of any of the Company or its Subsidiaries, in their capacity as such, (i) is or has been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other similar applicable Law that prohibits corruption or bribery (collectively, “Anti-Corruption Laws”) or (ii) has directly or indirectly made, offered, agreed, requested or taken any other act in furtherance of an offer, promise or authorization of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any of the applicable Anti-Corruption Laws. The Company and its Subsidiaries maintain reasonably detailed and accurate books and records, including records of payments to any agents, consultants, representatives, third parties, and Government Officials. The Company has instituted, enforces, and maintains policies and procedures reasonably designed to provide reasonable assurance of compliance with the applicable Anti-Corruption Laws and Trade Control Laws.

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their directors, officers, or, to the Knowledge of the Company, employees, agents or other Persons acting on behalf of any of the Company or its Subsidiaries, in their capacity as such, is currently, or has been in the preceding three years: (i) a Sanctioned Person or a Restricted Person, (ii) organized, ordinarily resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or Restricted Person or in any Sanctioned Country or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or anti-boycott Laws (collectively, “Trade Control Laws”).

(f) For the preceding three years, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their directors, officers, agents, employees or other Person acting on behalf of any of the Company or its Subsidiaries, in their capacity as such; (i) has received from any Governmental Entity any written or, to the Knowledge of the Company, oral notice or inquiry, (ii) made any voluntary or involuntary disclosure to a Governmental Entity or (iii) conducted any internal investigation or audit concerning any violation or wrongdoing, in each case, related to, or in connection with Anti-Corruption Laws or Trade Control Laws.

(g) For purposes of this Agreement:

(i) “Ex-Im Laws” means all applicable U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import Laws administrated by U.S. Customs and Border Protection.

(ii) “Restricted Person” means any Person identified on any applicable U.S. and non-U.S. export-related restricted party list, including the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List.

(iii) “Sanctioned Country” means Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, Donetsk, and Luhansk regions of Ukraine.

(iv) “Sanctioned Person” means (A) any Person listed on any applicable U.S. or non-U.S. sanctions list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List; (B) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (A); (C) any Person located, organized, or ordinarily resident in a Sanctioned Country or (D) any national of a Sanctioned Country with whom U.S. Persons are prohibited from dealing.

(v) “Sanctions Laws” means applicable U.S. and non-U.S. Laws relating to economic or trade sanctions, including those administered or enforced by OFAC, the U.S. Department of State and the United Nations Security Council.

Section 3.10 Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement: (a) to the Knowledge of the Company, there is no investigation or review pending or threatened by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries; and (b) there are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective assets or properties at law or in equity, and there are no Orders of any Governmental Entity against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective assets or properties or that would prevent or materially delay the consummation of the Merger or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules lists all material Company Benefit Plans.

(b) The Company has made available to Parent, with respect to each material Company Benefit Plan, (i) each writing constituting a part of such Company Benefit Plan (or, to the extent no such writing exists, an accurate description), including all amendments thereto, (ii) the summary plan description, (iii) any related trust agreement or other funding instrument, (iv) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (v) the most recent determination or opinion letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan, and (vi) any material correspondence from a Governmental Entity in the previous three (3) years.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan has been established, maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely on a favorable opinion issued by the Internal Revenue Service; (iii) all contributions or payments have been made timely, and all contributions or payments that are not yet due have been made or properly accrued; (iv) there have been no non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of duty by a “fiduciary” (as defined in Section 3(21) of ERISA); (v) none of the Company or any of its Subsidiaries has incurred or could reasonably be expected to incur any penalty or Tax (whether or not assessed) under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code; (vi) there are no pending, threatened or, to the Knowledge of the Company, anticipated claims (other than claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against, or related to any of the Company Benefit Plans or any trusts related thereto that could reasonably be expected to result in any Liability to or of the Company or any of its Subsidiaries; and (vii) none of the Company or any of its Subsidiaries has any Liability under a plan or arrangement that provides (or has promised to provide) for post-employment, post-service or retiree health, medical or life insurance benefits (except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985 or other applicable Law and at the expense of the applicable employee). No Company Benefit Plan is, and none of the Company or any of its Subsidiaries has any Liability (including on account of an ERISA Affiliate) with respect to: (A) any plan or arrangement that is or was subject to Section 412 of the Code or Section 302 or Title IV of ERISA; (B) a Multiemployer Plan or a plan subject to Title IV of ERISA that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; or (C) a “defined benefit plan” (as defined in Section 3(35) of ERISA), whether or not subject to ERISA. Without limiting the generality of the foregoing, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (a “Foreign Plan”) and except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (w) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (x) each Foreign Plan intended to receive favorable tax treatment under applicable tax Laws has been qualified or similarly determined to satisfy the requirements of such Laws, (y) no Foreign Plan is a defined benefit plan, and (z) no Foreign Plan has any unfunded liabilities, nor are such unfunded liabilities reasonably expected to arise in connection with the transactions contemplated by this Agreement.

(d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, independent contractor or director of the Company or any of its Subsidiaries to severance pay, or any other payment or benefit from the Company or its Subsidiaries, (ii) accelerate the time of funding, payment or vesting, or increase the amount of, compensation or benefits due to any such employee, independent contractor or director, (iii) result in any funding (through a grantor trust or otherwise) of any compensation or benefit, or (iv) result in the payment of any amount that could, individually or in combination with any other amount, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(e) The Company and its Subsidiaries are not party to nor do they have any current or contingent obligation under any Company Benefit Plan to compensate, gross-up, indemnify or otherwise make-whole any person for excise Taxes or related interest or penalties payable pursuant to Section 4999 of the Code or Section 409A of the Code.

(f) Each Company Benefit Plan that is, in whole or in part, a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which the Company or any of its Subsidiaries is a party complies with and has been maintained, in each case, in all material respects, in accordance with the requirements of Section 409A of the Code and the Treasury Regulations promulgated thereunder, and no amount under any such plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code.

Section 3.12 Labor Matters.

(a) Except as set forth in Section 3.12(a) of the Company Disclosure Schedules, the Company and its Subsidiaries are neither party to nor bound by any Collective Bargaining Agreement and no employees of the Company or its Subsidiaries are represented by any labor union, works council, or other labor organization with respect to the employment with the Company or its Subsidiaries. Current, correct and complete copies of any Collective Bargaining Agreements set forth in Section 3.12(a) of the Company Disclosure Schedules have been provided to Parent.

(b) Since December 31, 2019, there have been no actual or, to the Knowledge of the Company, threatened material strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other labor disputes against or affecting the Company or any of its Subsidiaries. To the Knowledge of the Company, in the past three years, there has been no material union organizing effort or activity pending or threatened against the Company or any of its Subsidiaries. The Company and its Subsidiaries have satisfied in all material respects any legal or contractual requirements to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council, which is representing any employee of the Company or its Subsidiaries, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2019, to the Knowledge of the Company, (i), no allegations of sexual harassment, other sexual misconduct or race discrimination have been made against any employee of the Company with the title of Vice President or above through the Company’s anonymous employee hotline or any formal human resources communication channels at the Company, (ii) there are no actions, suits, investigations or proceedings pending or, to the Knowledge of the Company, threatened related to any allegations of sexual harassment, other sexual misconduct or race discrimination by any employee of the Company with the title of director, Vice President or above and (iii) neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any employee of the Company with the title of Vice President or above (or equivalent title based on role, responsibility or pay grade).

Section 3.13 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by the Company or such Subsidiary and all filed Tax Returns are complete and accurate.

(b) The Company and each of its Subsidiaries have timely paid in full all material Taxes required to be paid by any of them (whether or not shown on any Tax Return).

(c) There are not pending, or threatened in writing, any audits, examinations, investigations or other proceedings in respect of material Taxes of the Company or any of its Subsidiaries. There are no requests for rulings or determinations in respect of any income or other material Tax pending between any of the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand.

(d) Other than customary extensions of the due date to file a Tax Return obtained in the ordinary course of business, none of the Company or any of its Subsidiaries has requested, granted, or become the beneficiary of, or consented to, any extension or waiver of any statute of limitations period related to the assessment or collection of any material Tax, which period (after giving effect to such extension or waiver) has not yet expired.

(e) There are no Liens for Taxes on any property or other assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(f) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.

(g) Neither the Company nor any of its Subsidiaries has participated in or is participating in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(h) Neither the Company nor any of its Subsidiaries has (i) been a member of an Affiliated Group filing a combined, consolidated, unitary or other similar Tax Return (other than an Affiliated Group the common parent of which is the Company or any Subsidiary of the Company) or (ii) any material liabilities for Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, or by contract (other than contracts entered into in the ordinary course of business the primary purpose of which is not Taxes).

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law) entered into prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date (other than any installment sale or open transaction disposition made in the ordinary course of business), (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date (other than any prepaid amount received or deferred revenue accrued in the ordinary course of business), (v) inclusion pursuant to Section 965 of the Code, or (vi) excess loss account, as described in Treasury Regulations under Section 1502 of the Code (or any similar provision of Law), in respect of taxable periods ending on or prior to the Closing Date.

(j) The Company and its Subsidiaries have (i) to the extent applicable, properly complied with all requirements of applicable Tax Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) not deferred any payroll tax obligations pursuant to any Payroll Tax Executive Order, (iii) to the extent applicable, properly complied with all requirements of applicable Tax Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, and (iv) not sought (nor has any Affiliate that would be aggregated with the Company or any Subsidiary thereof and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

Section 3.14 Real Property. Neither the Company nor any of its Subsidiaries owns any real property. Section 3.14 of the Company Disclosure Schedules sets forth the address of all material real property in which the Company or its Subsidiaries holds a leasehold or subleasehold interest or other rights to use or occupy such real property (such real property, together with buildings, structures, improvements or fixtures thereon, the “Leased Real Property”), as well as the original date of, and names of the parties that are currently party to, each of the Leases pertaining to such Leased Real Property. A true and complete copy of each of the top ten (10)

(based on current annual rent amounts) Leases, as in full force and effect as of the date hereof, has been made available to Parent. The Company or one of its Subsidiaries holds a valid, binding and enforceable leasehold interest under each of the Leases, and such leasehold interest is free and clear of Liens (other than Permitted Liens). With respect to each Lease and except as would not have a Company Material Adverse Effect: (i) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in material breach of, or default under, any Lease to which it is a party, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination of, or the modification or acceleration of rent under, such Lease; (ii) either the Company or the applicable Subsidiary has possession and quiet enjoyment of the Leased Real Property, and to the Knowledge of the Company, no Lease has been disturbed and there are no disputes with respect to any Leases; (iii) neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in any Lease or any interest therein that remains effective as of the date hereof; and (iv) to the Knowledge of the Company, there is no pending or threatened condemnation or similar action affecting any of the Leased Real Property.

Section 3.15 Intellectual Property.

(a) The issued Patents, Patent applications, registered Marks, applications for registration of Marks, registered Copyrights and applications for registration of Copyrights within the Company Intellectual Property are referred to collectively as the “Company Registered Intellectual Property” and are set forth on Section 3.15(a) of the Company Disclosure Schedules. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no material Company Registered Intellectual Property (other than any applications for Company Registered Intellectual Property) has expired or been cancelled or abandoned except in accordance with the expiration of the term of such rights, (ii) all Company Intellectual Property is subsisting and (iii) to the Knowledge of the Company, all Company Registered Intellectual Property (other than any applications therefor) is valid and enforceable.

(b) The Company and its Subsidiaries (i) exclusively own all right, title, and interest in all Company Intellectual Property, free and clear of all Liens (other than Permitted Liens) and (ii) have sufficient rights to all Intellectual Property used in or necessary for the conduct the business of the Company and its Subsidiaries, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All licenses granted to the Company Intellectual Property are non-exclusive and have been granted in the ordinary course of business, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation of, and has not since December 31, 2019, infringed, violated or constituted misappropriation of, any Intellectual Property of any third Person, (ii) to the Knowledge of the Company, as of the date of this Agreement, no third Person is infringing, violating, or misappropriating any Company Intellectual Property, (iii) there is no (and there has not since December 31, 2019, been any) pending claim or asserted claim in writing asserting that the Company or any Subsidiary has infringed, violated or misappropriated, or is infringing, violating or misappropriating any Intellectual Property of any third Person (including any unsolicited demand or request from any Person to license any Intellectual Property) or that any Company Intellectual Property is invalid or unenforceable and (iv) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries and third-party confidential information provided to the Company or any of its Subsidiaries that the Company or such Subsidiary is obligated to maintain in confidence and (v) there is no (and there has not since December 31, 2019, been any) pending claim by the Company or any of its Subsidiaries against any third Person with respect to the alleged infringement, misappropriation or other violation of any Company Intellectual Property or unenforceability or invalidity of any Intellectual Property, and to the Knowledge of the Company, no third Person is infringing, misappropriating or otherwise violating any material Company Intellectual Property.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and its Subsidiaries have taken commercially reasonable efforts to protect their Trade Secrets that they reasonably wish to preserve and there has not been any unauthorized disclosure or theft of any such Trade Secrets, (ii) each Person who has participated in the authorship, conception, creation, reduction to practice, or development of any Company Intellectual Property for, on behalf of or under the direction or supervision of the Company or any its Subsidiaries has executed a valid and enforceable written Contract providing for (A) the confidentiality and non-disclosure by such Person of all such Trade Secrets and (B) the assignment by such Person (by way of a present grant of assignment) to the Company or any of its Subsidiaries of all right, title and interest in and to such Company Intellectual Property or otherwise arising out of such Person’s employment by, engagement by, or Contract with the Company or any of its Subsidiaries and (iii) to the Knowledge of the Company, no Person is in breach of any Contract referenced in this Section 3.15(d).

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has used, incorporated, linked, combined, modified, or distributed any Open Source Software in a manner that: (A) requires (or has failed to meet any condition on any license or right that results in) the disclosure, licensing or distribution of any source code that is Company Intellectual Property; (B) imposes any restriction on the consideration to be charged for the distribution of any Company Intellectual Property; or (C) other than any attribution or notice requirement, imposes any other limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any Company Intellectual Property; and (ii) the Company and its Subsidiaries are in compliance with the terms of all Open Source Licenses for Open Source Software used by any of them.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no source code for any Company Intellectual Property has been disclosed, delivered, licensed or made available to any escrow agent or other third Person who was not, as of the time thereof, an employee or contractor of the Company or its Subsidiaries in connection with their performance of services for the Company or its Subsidiaries and (ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code for any Company Intellectual Property to any other Person who is not, as of the date of this Agreement, an employee or contractor of the Company or its Subsidiaries for the performance of such services.

Section 3.16 Information Technology. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have implemented, maintained and monitored reasonable measures with respect to technical, administrative and physical security to preserve and protect the confidentiality, availability, security and integrity of the Company IT Assets and Company Products, (b) the Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, (c) the Company IT Assets are adequate for, and perform the functions necessary to carry on the conduct of their respective businesses, and to the Knowledge of the Company, the Company IT Assets and Company Products are free of Malicious Code, (d) the Company and its Subsidiaries have experienced no continued substandard performance, failure or other adverse event of the Company IT Assets that has caused any material disruption of or interruption in or to the use of the Company IT Assets and there are no claims pending or, to the Knowledge of the Company, threatened against the Company and its Subsidiaries with respect to the security, confidentiality, availability, or integrity of the Company IT Assets, (e) to the Knowledge of the Company, there have been no intrusions or breaches of the security of or any other Security Incident with respect to the Company IT Assets or Company Products and (f) the Company and its Subsidiaries own or have sufficient rights pursuant to a written Contract to access and use all Company IT Assets.

Section 3.17 Privacy. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no (and there have not been since December 31, 2019 any) claims pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any Privacy Obligations (including related to any fines or other sanctions), (b) neither the Company nor any of its Subsidiaries has notified or been required to notify any Person of any Security Incidents, (c) since December 31, 2019, to the Knowledge of the Company, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of Personal Data of the Company, its Subsidiaries or its or their customers while such Personal Data was in the possession or control of the Company, its Subsidiaries or third Persons acting on their behalf, (d) the Company and its Subsidiaries have complied, and are in compliance, with all Privacy Obligations, including with respect to the Processing of Personal Data and (e) the entry into the transactions contemplated by this Agreement shall not result in a breach or violation of, or constitute a default under, any Privacy Obligations.

Section 3.18 Material Contracts.

(a) Except for this Agreement, agreements filed as exhibits to the Company SEC Documents or as set forth in Section 3.18 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any Contract (excluding any Company Benefit Plan (other than with respect to clause (xiv) and (xv) below) or Lease) that:

(i) would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) with respect to the Company and its Subsidiaries, taken as a whole;

(ii) contains restrictions on the right of the Company or any of its Subsidiaries to engage in activities competitive with any Person or to solicit suppliers anywhere in the world, other than restrictions that are not material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) provides for the formation, creation, operation, management or control of any joint venture or partnership with a third party;

(iv) is an indenture, credit agreement, loan agreement, note, or other Contract providing for indebtedness for borrowed money of the Company or any of its Subsidiaries (other than indebtedness among the Company and/or any of its Subsidiaries) in excess of $10 million;

(v) is a settlement, conciliation or similar Contract that would require the Company or any of its Subsidiaries to pay consideration of more than $5 million after the date of this Agreement or that contains restrictions on the business and operations of the Company and its Subsidiaries that are material to the business of the Company and its Subsidiaries, taken as a whole;

(vi) (A) provides for the acquisition or disposition by the Company or any of its Subsidiaries of any business (whether by merger, sale of stock, sale of assets or otherwise) with a value in excess of $50 million or (B) pursuant to which the Company or any of its Subsidiaries acquired or will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company, in each case, under which the Company or any of its Subsidiaries has obligations remaining to be performed as of the date hereof;

(vii) obligates the Company or any Subsidiary of the Company to make any future capital investment or capital expenditure outside the ordinary course of business and in excess of $5 million;

(viii) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company;

(ix) has resulted in payments by the Company or any of its Subsidiaries of more than $5 million in the aggregate for the prior fiscal year (other than Contracts subject to clause (v) above);

(x) has resulted in payments to the Company or any of its Subsidiaries of more than $10 million in the aggregate for the prior fiscal year;

(xi) is a Collective Bargaining Agreement or similar agreement to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries is bound;

(xii) is with (A) each of the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole (the “Material Customers”) and (B) each of the ten (10) largest commercial vendors of the Company and its Subsidiaries, taken as a whole (the “Material Vendors”), in each case by dollar amount for the fiscal year ending December 31, 2021;

(xiii) provides for (A) indemnification of any officer, director or employee by the Company, other than Contracts entered into on substantially the same form as the Company’s standard forms previously made available to Parent or (B) accelerated vesting in connection with a change of control (including as a result of any termination of employment following a change of control);

(xiv) is a Contract that is for the employment or engagement of any directors, officers, employees or independent contractors of the Company or any of its Subsidiaries at annual base cash compensation in excess of $400,000;

(xv) (A) is between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any of its Subsidiaries or any Person beneficially owning five percent or more of the outstanding shares of the Company Common Stock, on the other hand, except for any Company Benefit Plan or (B) that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act; or

(xvi) (A) under which the Company or any of its Subsidiaries has granted or received an exclusive license to any Intellectual Property, (B) otherwise materially restricting the Company or any of its Subsidiaries’ ability to use, enforce, or disclose any Company Intellectual Property, (C) under which the Company or any of its Subsidiaries has the right to use any Intellectual Property licensed from a third Person that is material to the business of the Company and its Subsidiaries, taken as a whole, (D) under which the Company or any of its Subsidiaries has granted a right to any Company Intellectual Property, which grant is material to the business of the Company and its Subsidiaries, taken as a whole, or (E) under which the Company or any of its Subsidiaries has delivered, made available, licensed, or placed into escrow any source code owned by any of them that is material to the business of the Company and its Subsidiaries, taken as a whole, other than, with respect to each of (A) through (E), (1) non-disclosure agreements entered into in the ordinary course of business, (2) nonexclusive, “off-the-shelf” software licenses granted by third parties to the Company or any of its Subsidiaries, (3) Open Source Licenses, (4) maintenance and support and professional services Contracts with the Company or its Subsidiaries, (5) non-exclusive licenses to customers, resellers, or distributors in the ordinary course of business and (6) agreements with employees and contractors in the ordinary course of business.

Each Contract of the type described in clauses (i) – (xvi) of this Section 3.18(a) is referred to herein as a “Company Material Contract.”

(b) True and correct copies of each Company Material Contract have been publicly filed prior to the date of this Agreement or otherwise made available to Parent. Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions.

(c) To the Knowledge of the Company, since the date of the Audited Company Balance Sheet, the Company has not received any written or, to the Knowledge of the Company, oral notice from or on behalf of any Material Customer indicating that such Material Customer intends to terminate or not renew, any Company Material Contract with such Material Customer.

(d) To the Knowledge of the Company, since the date of the Audited Company Balance Sheet, the Company has not received any written or, to the Knowledge of the Company, oral notice from or on behalf of any Material Vendor indicating that such Material Vendor intends to terminate, or not renew, any Company Material Contract with such Material Vendor.

Section 3.19 Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance).

Section 3.20 Affiliate Party Transactions. Since December 31, 2019, through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or any of its Affiliates, on the other hand, that would be required to be disclosed by the Company under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents, other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on the Company Disclosure Schedules.

Section 3.21 Proxy Statement. The Proxy Statement will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein.

Section 3.22 Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC, substantially to the effect that, as of the date of such opinion and subject to the various assumptions made, procedures followed, matters considered, and limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than the holders of Cancelled Shares and Dissenting Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders of Company Common Stock. A signed copy of such opinion will be made available to Parent, for informational purposes only on a non-reliance basis by Parent or Merger Sub, promptly after the execution and delivery of this Agreement by each of the parties hereto (it being understood and agreed that such opinion is for the benefit of the Company Board only).

Section 3.23 Finders or Brokers. Except for Morgan Stanley & Co. LLC, neither the Company nor any of its Subsidiaries has employed or engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or on consummation of the Merger.

Section 3.24 Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.12 are true and correct, as of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of anti-takeover statute or regulation or any anti-takeover provision in the certificate of incorporation or bylaws of the Company is, and the Company has no rights plan, “poison pill” or similar agreement that is, applicable to this Agreement, the Merger or the other transactions contemplated hereby and the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Merger.

Section 3.25 Government Contracts

(a) Neither the Company nor any of its Subsidiaries has (i) breached or violated in any material respect any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (ii) been suspended or debarred from bidding on government contracts by a Governmental Entity; (iii) been audited or investigated by any Governmental Entity with respect to any Government Contract; (iv) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential material irregularity, misstatement or omission arising under or relating to a Government Contract; (v) received from any Governmental Entity or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract; (vi) had any Government Contract terminated by any Governmental Entity or any other Person for default or failure to perform; (vii) received any small business set-aside contract, any other set aside contract or other order or contract requiring small business or other preferred bidder status or (viii) entered any Government Contracts payable on a cost-reimbursement basis.

(b) The Company and the Subsidiaries have established and maintained in all material respects adequate internal controls for compliance with their respective Government Contracts. All invoices and claims for payment, reimbursement or adjustment submitted by the Company and its Subsidiaries were current, accurate and complete in all material respects as of their respective submission dates. There are no material outstanding claims or disputes in connection with any of the Company’s or any of its Subsidiaries’ Government Contracts. To the Knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or overpayments nor any investigations or audits by any Governmental Entity with regard to any of the Company’s or its Subsidiaries’ Government Contracts.

Section 3.26 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are, and have been since December 31, 2019, in compliance with all Environmental Laws and the Company and its Subsidiaries have not received any written notice regarding any violation of, or any liability (contingent or otherwise) under, any Environmental Law;

(b) There has been no release or disposal of, contamination by, or exposure of any person to any Hazardous Substances that has given or would give rise to any liability (contingent or otherwise) for the Company or any of its Subsidiaries under Environmental Laws; and

(c) The Company and its Subsidiaries have furnished to Parent all environmental audits, reports and other material environmental documents relating to the Company’s, its Subsidiaries’, or its affiliates’ or predecessors’, past or current properties, facilities or operations which are in their possession or under their reasonable control.

Section 3.27 Healthcare Matters.

(a) The Company and its Subsidiaries are, and have been since December 31, 2018, in material compliance with applicable Healthcare Laws. Since December 31, 2018, there is and has been no Actions by or before any Governmental Entity pending or to the Knowledge of the Company, threatened by any other Person against the Company or its Subsidiaries with respect to any alleged violation of, or non-compliance with, any Healthcare Laws.

(b) Neither the Company nor its Subsidiaries nor any of their respective owners, directors, officers, managers, managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)), other personnel (whether employees or independent contractors), vendors, representatives, subcontractors, or agents has been, or is currently: (i) suspended, excluded or debarred from any Governmental Health Program or, threatened with or currently subject to an investigation or proceeding that could result in suspension, exclusion or debarment from any Governmental Health Program; (ii) subject to a civil monetary penalty or civil investigative demand, sanctioned or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Governmental Health Program requirement or Healthcare Law; (iii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (iv) party to any corporate integrity agreement or subjected to reporting obligations pursuant to any deferred prosecution agreement, consent decree, settlement, integrity agreement, corrective action plan or other similar obligation, Order, or agreement with any Governmental Entity.

(c) Neither the Company nor any of its Subsidiaries has engaged in an activity that involves the coding of medical claims, the submission of medical claims, the receipt or sharing of professional medical collections, or clinical decision support.

(d) Since December 31, 2018, neither the Company nor any of its Subsidiaries has been, and presently is not, subject to HIPAA as a “covered entity” or “business associate” (each as defined in HIPAA), and neither the Company, any of its Subsidiaries, nor to the Knowledge of the Company, any of their directors, officers, employees or independent contractors acting on behalf of the Company or any of its Subsidiaries, has ever used, disclosed, created, received, maintained, accessed, or transmitted “protected health information” (as defined in HIPAA) to conduct its business, except for incidental receipt or viewing of PHI in which no PHI was retained by the Company or any of its Subsidiaries.

Section 3.28 Indebtedness. Section 3.28 of the Company Disclosure Schedules contains a true, correct and complete list of all indebtedness of the Company and its Subsidiaries as of the date hereof in excess of $10,000,000.

Section 3.29 No Other Representations or Warranties; No Reliance. The Company acknowledges and agrees that, except for the representations and warranties contained in Article 4 and in the Commitment Letters and the Guarantee, none of Parent, Merger Sub or any other Person acting on behalf of Parent or Merger Sub has made or makes, and the Company has not relied on, any representation or warranty, whether express or implied, with respect to Parent, Merger Sub, their respective Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company or any of its representatives by or on behalf of Parent or Merger Sub. The Company acknowledges and agrees that, except for the representations and warranties contained in Article 4 and in the Commitment Letters and the Guarantee, none of Parent, Merger Sub or any other Person acting on behalf of Parent or Merger Sub has made or makes, and the Company has not relied on, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent, Merger Sub, or any of their respective Subsidiaries. The Company acknowledges and agrees that, except for the representations and warranties contained in Article 4 and in the Commitment Letters and the Guarantee, none of Parent, Merger Sub nor any Person acting on behalf of Parent or Merger Sub has made or makes, and the Company has not relied on, any representation or warranty, whether express or implied, with respect to Parent or Merger Sub.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as disclosed in the corresponding sections or subsections of the disclosure schedules delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedules”) (it being acknowledged and hereby agreed that disclosure of any information in any section or subsection of the Parent Disclosure Schedules shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Parent Disclosure Schedules to the extent that the relevance thereof is reasonably apparent on the face of such disclosure), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the Closing or prevent or materially delay or materially impair the ability of Parent or Merger Sub to satisfy the conditions precedent to the Merger, to obtain financing for the Merger or to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date of this Agreement.

Section 4.2 Authority; Enforceability.

(a) Each of Parent and Merger Sub has all requisite corporate or similar power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The board of directors (or equivalent governing body) of Parent has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Financing, and the board of directors of Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement and directed that such matter be submitted for consideration of the sole stockholder of Merger Sub.

(b) Except for the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which such adoption shall occur immediately following the execution of this Agreement) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No vote of the equityholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby.

(c) This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3 Consents and Approvals; No Violation.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Parent and Merger Sub do not and will not require Parent, Merger Sub or any of their Subsidiaries to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity or other third party, other than (i) the filing of the Certificate of Merger, (ii) compliance with the HSR Act, (iii) compliance with any applicable requirements of any other Antitrust and Foreign Investment Laws set forth on Section 4.3(a) of the Parent Disclosure Schedules, (iv) compliance with the applicable requirements of the Exchange Act, (v) compliance with the rules and regulations of NYSE and (vi) any consents, approvals or authorizations which are required only because of facts and circumstances specific to the Company (the foregoing clauses (i) through (vi), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Assuming compliance with the matters referenced in Section 4.3(a) and receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding on or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, instrument, permit, concession, franchise, right or license binding on Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii) above, any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Financing.

(a) Parent or certain of its controlled Affiliates is a party to and has accepted a fully executed (x) commitment letter dated as of the date hereof (as amended, restated, amended and restated, supplemented or replaced from time to time after the date hereof in accordance with Section 7.4(b) hereof, together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the Debt Financing Sources party thereto pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein and (y) fee letters, dated of as the date hereof (as amended, restated, amended and restated, supplemented or replaced from time to time after the date hereof in accordance with Section 7.4(b) hereof, the “Debt Fee Letters”), executed in connection with the Debt Commitment Letter. The debt financing committed pursuant to the Debt Commitment Letter and the Debt Fee Letters is collectively referred to in this Agreement as the “Debt Financing.”

(b) Parent is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement, from Thoma Bravo Fund XV, L.P., a Delaware limited partnership (the “Equity Investor”) and Parent (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investor has agreed to invest in Parent the amount set forth therein. The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.” The Equity Commitment Letter provides that the Company is an express third-party beneficiary of the Equity Commitment Letter, and, subject to the terms and conditions set forth therein, entitled to enforce the Equity Commitment Letter.

(c) As of the date hereof, Parent has delivered to the Company a true, complete and correct copy of the executed Debt Commitment Letter, Debt Fee Letters and Equity Commitment Letter, and in the case of the Debt Fee Letters, subject to redaction solely of the fee amounts, pricing caps, original issue discount, “market flex” and other economic provisions that are customarily redacted in connection with transactions of this type, none of which redacted provisions would be reasonably expected to adversely affect the conditionality, enforceability, termination, aggregate principal amount or availability of the Debt Financing.

(d) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Debt Financing Sources and the Equity Investor, as applicable, to provide the Financing or any contingencies that would permit the Debt Financing Sources or the Equity Investor, as applicable, to reduce the aggregate principal amount of the Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. As of the date hereof, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent have knowledge as of the date hereof that any Debt Financing Sources or Equity Investor will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters that could affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing.

(e) The Financing, if funded in accordance with the Commitment Letters and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction on the Closing Date of all of Parent’s obligations under this Agreement and the Commitment Letters to be funded on the Closing Date, including the payment of the Merger Consideration payable on the Closing Date, and any fees and expenses of or payable by Parent or Merger Sub or Parent’s other Affiliates, and for any repayment or refinancing of any outstanding indebtedness of the Company and/or its Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letters (such amounts, collectively, the “Financing Amounts”). From and after the Closing Date, Parent, together with the Surviving Corporation, will have sufficient cash on hand or other sources of immediately available funds to enable it to settle conversions or effect redemptions of the Convertible Notes pursuant to the terms of the Convertible Notes Indenture.

(f) As of the date hereof, the Commitment Letters constitute the legal, valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, all the other parties thereto and are in full force and effect. As of the date hereof, to the Knowledge of Parent no event has occurred which (with or without notice, lapse of time or both) would constitute a breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letters. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due to be paid by it on or before the Closing Date. As of the date hereof, the Commitment Letters have not been modified, amended or altered and none of the respective commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect and, to the Knowledge of Parent, no termination, reduction, withdrawal or rescission thereof is contemplated (except as contemplated or as permitted as of the date hereof in the Debt Commitment Letter). Notwithstanding the foregoing, any amendment, supplement or modification to effectuate any “market flex” terms contained in the Debt Fee Letters provided as of the date hereof or to add or replace any additional agents, lenders, lead arrangers, bookrunners, syndication agents or other financial institutions thereto as provided for in the Debt Commitment Letter shall be permitted and shall not require written consent of the Company.

(g) In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement.

Section 4.5 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, complete and correct copy of the guarantee addressed to the Company from the Equity Investor guaranteeing certain of the payment obligations of Parent and Merger Sub under this Agreement on the terms set forth therein (the “Guarantee”). As of the date hereof, the Guarantee is valid and in full force and effect and constitutes the legal, valid and binding obligation of the Equity Investor, enforceable in accordance with its terms (subject to the Enforceability Exceptions). As of the date hereof, no Equity Investor is in default or breach under the terms and conditions of the Guarantee and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Guarantee. The Equity Investor has, and at all times will have, access to sufficient capital to satisfy in full the full amount of the guaranteed obligations under the Guarantee.

Section 4.6 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.7 Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, (a) to the Knowledge of Parent, there is no investigation or review pending or threatened by any Governmental Entity with respect to Parent or any of its Subsidiaries; and (b) there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of Parent’s Subsidiaries or any of their respective assets or properties at law or in equity, and there are no Orders of any Governmental Entity against or affecting Parent or any of Parent’s Subsidiaries or any of their respective assets or properties.

Section 4.8 Proxy Statement; Other Information. None of the information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement (the “Parent Information”) will, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.9 Finders or Brokers. Neither Parent nor any Subsidiary of Parent (including Merger Sub) has employed or engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission from the Company or any of its Subsidiaries in connection with or on consummation of the Merger or the other transactions contemplated hereby.

Section 4.10 Certain Arrangements. As of the date of this Agreement, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent or Merger Sub, the Equity Investor or any of their Affiliates, on the one hand, and any beneficial owner of five percent or more of the outstanding shares of Company Common Stock or any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company, the transactions contemplated by this Agreement or to the operations of the Surviving Corporation after the Effective Time.

Section 4.11 Foreign Person. Neither Parent nor Merger Sub is a foreign person within the meaning of title 31 of the Code of Federal Regulations part 800 section 800.224.

Section 4.12 Ownership of Common Stock. Except as set forth on Schedule 4.12 of the Parent Disclosure Schedules, none of Parent, Merger Sub, the Equity Investor or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub, the Equity Investor or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Company Common Stock, except pursuant to this Agreement. None of Parent, Merger Sub, the Equity Investor or any of their “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.13 Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith), assuming the accuracy of the representations and warranties set forth in Article 3 in all material respects:

(a) the Fair Value of the assets of Parent and its Subsidiaries, on a consolidated basis, shall be greater than the total amount of Parent’s and its Subsidiaries’ liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), on a consolidated basis;

(b) Parent and its Subsidiaries, on a consolidated basis, shall be able to pay their debts and obligations in the ordinary course of business as they become due;

(c) Parent and its Subsidiaries, on a consolidated basis, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage; and

(d) For the purposes of this Section 4.13, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

Section 4.14 No Other Representations or Warranties; No Reliance. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article 3 and in any other document, agreement or instrument delivered by the Company pursuant to this Agreement, none of the Company or any other Person acting on behalf of the Company has made or makes, and neither Parent nor Merger Sub has relied on, any representation or warranty, whether express or implied, with respect to the Company, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent, Merger Sub or any of their respective representatives by or on behalf of the Company. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article 3 and in any other document, agreement or instrument delivered by the Company pursuant to this Agreement, neither the Company nor any other Person acting on behalf of the Company has made or makes, and neither Parent nor Merger Sub has relied on, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent, Merger Sub or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any of its Subsidiaries. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article 3 and in any other document, agreement or instrument delivered by the Company pursuant to this Agreement, neither the Company nor any other Person acting on behalf of the Company has made or makes, and neither Parent nor Merger Sub has relied on, any representation or warranty, whether express or implied, with respect to the Company.

ARTICLE 5

INTERIM OPERATION OF BUSINESS

Section 5.1 Conduct of Company Business During Pendency of Merger.

(a) From and after the date of this Agreement and prior to earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1 (the “Termination Date”), except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned); provided that Parent shall be deemed to have approved in writing if it provides no response within five (5) Business Days after written request by the Company in accordance with Section 9.7 of this Agreement for such approval, (iii) as may be expressly required or permitted by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedules, the Company shall, and shall cause its Subsidiaries to (A) conduct its business in all material respects in the ordinary course consistent with past practices and (B) use its commercially reasonable efforts to preserve intact in all material respects its business organization and business relationships; provided, however, that no action taken by the Company or its Subsidiaries that is expressly permitted by any provision of Section 5.1(b) (including any qualification or exception to any of the restrictions set forth in Section 5.1(b)) shall be deemed to be a breach of this Section 5.1(a).

(b) From and after the date of this Agreement and prior to the earlier of the Effective Time and the Termination Date, except (v) as may be required by applicable Law, (w) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that Parent shall be deemed to have approved in writing if it provides no response within five (5) Business Days after written request by the Company in accordance with Section 9.7 of this Agreement for such approval, (x) as may be contemplated, required or permitted by this Agreement, (y) to the extent necessary to comply with the express obligations set forth in any Company Material Contract in effect on the date hereof, or (z) as set forth in Section 5.1 of the Company Disclosure Schedules, the Company:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions paid by Subsidiaries of the Company to the Company or to any of the Company’s other wholly owned Subsidiaries;

(ii) shall not, and shall not permit any of its Subsidiaries to, adjust, split, subdivide, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except as may be permitted by Section 5.1(b)(vii), and except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction;

(iii) except as required under the existing terms of a Company Benefit Plan (provided that with respect to clause (C) below, only with respect to the Company Benefits Plans set forth on Section 3.11(a) of the Company Disclosure Schedules) or a Collective Bargaining Agreement, shall not, and shall not permit any of its Subsidiaries to (A) materially increase the compensation or other benefits payable or provided to the current or former independent contractors, directors or employees of the Company or any of its Subsidiaries, (B) enter into any employment, consulting, change of control, severance or retention agreement or other compensation or benefit agreement with any current or former independent contractor, director or employee of the Company or any of its Subsidiaries (except for employment agreements terminable on no more than 30 days’ notice without penalty or severance (unless such severance is in accordance with the Company Severance Plans)), (C) grant any new change of control, severance, retention, pension or other cash, equity or equity-based compensation or benefits in respect of, or accelerate the funding, vesting or payment of any compensation or benefit for, any such current or former independent contractor, director or employee, or (D) except as provided under clause (B), enter into, adopt, materially amend, terminate or materially increase the coverage or benefits available under any Company Benefit Plan (or other compensation or benefit plan, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement);

(iv) shall not, and shall not permit any of its Subsidiaries to, hire or engage any Person with an annual base cash compensation in excess of $300,000, or terminate (without cause), furlough, or temporarily layoff any employee or independent contractor with an annual base cash compensation in excess of $300,000;

(v) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or SEC rule or policy;

(vi) shall not adopt any material amendments to the Company’s or any of its Subsidiaries’ certificate of incorporation or bylaws or any other similar organizational document other than immaterial amendments to such organizational documents of the Company’s Subsidiaries;

(vii) except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership or equity or equity-based interests in the Company or any Subsidiaries of the Company or any securities convertible into, exercisable for or exchangeable for any such shares or ownership interests or take any action to cause to be vested any otherwise unvested Company Equity Award (except as otherwise expressly provided by the terms of this Agreement or required by the express terms of any such Company Equity Award outstanding on the date of this Agreement), other than (A) issuances of shares of Company Common Stock in respect of any exercise of or settlement of Company Equity Awards outstanding on the date of this Agreement or as may be granted after the date of this Agreement as set forth on Section 5.1(b)(iii) of the Company Disclosure Schedules, (B) any Permitted Liens and (C) as required by the existing terms of Company Benefit Plans or agreements in effect prior to the execution of this Agreement (or refinancings thereof permitted pursuant to Section 5.1(b)(ix)(D)) and set forth on Section 5.1(b)(vii)(C) of the Company Disclosure Schedules;

(viii) except for transactions solely among the Company and its Subsidiaries or solely among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Company Common Stock from a holder of Company Equity Awards upon the vesting, settlement or sale thereof in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms of such Company Equity Award;

(ix) shall not, and shall not permit any of its Subsidiaries to, incur, assume, or guarantee, any indebtedness for borrowed money, except for (A) any indebtedness solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) guarantees or credit support provided by the Company or any of its Subsidiaries for indebtedness of the Company or any of its Subsidiaries, to the extent such indebtedness is (1) in existence on the date of this Agreement or (2) incurred in compliance with this Section 5.1(b)(ix), (C) indebtedness incurred in accordance with agreements in effect prior to the execution of this Agreement, including the Existing Credit Agreement, and (D) other indebtedness that has an aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries that does not exceed $30,000,000; provided, that any indebtedness incurred pursuant to this Section 5.1(b)(ix) shall be able to be fully refinanced at the Closing and cannot otherwise interfere with the Financing;

(x) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or subject to any Lien (other than Permitted Liens), or otherwise dispose of, any portion of its material properties or assets, including the capital stock of its Subsidiaries, in each case in excess of $10,000,000 individually or $30,000,000 in the aggregate, other than (except for the capital stock of its Subsidiaries) in the ordinary course of business, and except (A) pursuant to existing agreements in effect prior to the execution of this Agreement (or refinancings thereof permitted pursuant to Section 5.1(b)(ix)(D)), and (B) transactions solely among the Company and its Subsidiaries or solely among the Company’s Subsidiaries;

(xi) shall not, and shall not permit any of its Subsidiaries to, (A) terminate or modify, amend or waive any material rights under any Company Material Contract in any material respect in a manner that is adverse to the Company and its Subsidiaries, taken as a whole, in each case, other than in the ordinary course of business or as otherwise contemplated by this Section 5.1(b) or (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, other than in the ordinary course of business consistent with past practice;

(xii) shall not, and shall not permit any of its Subsidiaries to, settle, pay, discharge or satisfy any Action, other than any Action that involves only the payment of monetary damages not in excess of $4,000,000 individually or $10,000,000 in the aggregate;

(xiii) shall not, and shall not permit any of its Subsidiaries to, make or authorize any capital expenditures other than capital expenditures (A) not in excess of $2,000,000 individually or $5,000,000 in the aggregate in any 12-month period or (B) as otherwise contemplated by the capital expenditure budget set forth in Section 5.1(b)(xiii) of the Company Disclosure Schedules;

(xiv) shall not, and shall not permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except for any such transactions solely between or among the Company’s Subsidiaries or solely between or among any of the Company’s Subsidiaries and the Company;

(xv) shall not, and shall not permit any of its Subsidiaries to (A) make, revoke or change any Tax election, except for elections made in the ordinary course of business or consistent with the past practices of the Company and its Subsidiaries, (B) surrender any claim for a refund of material Taxes, (C) enter into any closing agreement with respect to material Taxes, (D) file an amended Tax Return that could materially increase Taxes payable by, or otherwise have a material and adverse impact on, Parent or the Company or its Subsidiaries, (E) settle or compromise any material Tax Liability or any audit or proceeding relating to material Taxes, (F) request or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment in respect of material Taxes (other than pursuant to customary extensions of the due date to file a Tax Return obtained in the ordinary course of business), or (G) knowingly fail to pay any material Tax that becomes due and payable (including estimated tax payments);

(xvi) shall not, and shall not permit any of its Subsidiaries to, apply for or receive any relief under (i) the CARES Act or any other applicable Law or governmental program designed to provide relief related to COVID-19 or (ii) any Payroll Tax Executive Order;

(xvii) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any corporation, partnership or other business organization or material assets or division thereof, in each case, except for (A) purchases of inventory and supplies in the ordinary course of business consistent with past practice or pursuant to existing Contracts in effect as of the date hereof; or (B) acquisitions or investments not to exceed $35,000,000 million in the aggregate (excluding, for the avoidance of doubt, any capital expenditures that are permitted under Section 5.1(b)(xiii));

(xviii) shall not, and shall not permit any of its Subsidiaries to, negotiate, enter into, adopt, extend, amend or terminate or agree to any Collective Bargaining Agreement or similar agreement with any labor organization, in each case, except (A) to the extent required by applicable Law or (B) for the entry into, adoption of, amendment of, termination of or agreement in respect of any Collective Bargaining Agreement that is currently under negotiation or is required to be under negotiation, in the ordinary course of business on terms that, in each case, are not materially less favorable to the Company and its Subsidiaries in the aggregate compared to the particular Collective Bargaining Agreement at issue that is in existence as of the date hereof;

(xix) shall not, and shall not permit any of its Subsidiaries to, recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or its Subsidiaries;

(xx) shall not, and shall not permit any of its Subsidiaries to, implement or announce any employee layoffs, facility closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could reasonably be expected to implicate notification requirements pursuant to the WARN Act or implicate labor protection payments under any Collective Bargaining Agreement;

(xxi) shall not, and shall not permit any of its Subsidiaries to, grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business;

(xxii) shall not, and shall not permit any of its Subsidiaries to, engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xxiii) make any loans or advances to any other Person, except for (i) extensions of credit to customers in the ordinary course of business; (ii) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto; or (iii) loans, advances or capital contributions to, or investments in, direct or indirect wholly owned Subsidiaries of the Company;

(xxiv) shall not, and shall not permit any of its Subsidiaries to, sell, assign, transfer, license, abandon, permit to lapse or otherwise dispose of or subject to any Lien, any Company Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than (A) non-exclusive licenses of Intellectual Property granted by the Company and its Subsidiaries in the ordinary course of business; (B) the disclosure of any Trade Secrets (1) in the ordinary course of business pursuant to confidentiality obligations or (2) that the Company and its Subsidiaries do not reasonably wish to preserve; or (C) the expiration of Company Intellectual Property at the end of its maximum statutory term;

(xxv) shall not, and shall not permit any of its Subsidiaries to (A) disclose any Trade Secrets that are material to the business of the Company and its Subsidiaries, taken as a whole, that they reasonably wish to preserve, except in the ordinary course of business pursuant to confidentiality obligations, or (B) disclose, make available, deliver, license or place into escrow any source code owned by the Company or any of its Subsidiaries with respect to Software that is material to the business of the Company and its Subsidiaries, taken as a whole, except (x) to the extent any such disclosure, license or placement is required by an existing Contract as of the date hereof or (y) to the extent such source code is released as Open Source Software in the ordinary course of business consistent with past practice (which shall not include the release of source code related to (or developed for) a Company Product that is not released as Open Source Software as of the date hereof other than contributions of modifications of Software that is Open Source Software as of the date hereof);

(xxvi) shall not, and shall not permit any of its Subsidiaries to, make any material adverse change to the operation or security of any Company IT Assets or Company Products or the Company’s or any of its Subsidiaries’ policies or procedures with respect to Personal Data, except as required by applicable Law by a contractual obligation existing as of the date hereof or as requested or required by a Governmental Entity; and

(xxvii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions;

(c) Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall prevent the Company or its Subsidiaries from taking or failing to take any action that would otherwise be prohibited by Section 5.1(a) or Section 5.1(b), including the establishment of any policy, procedure or protocol, reasonably in response to COVID-19 or any COVID-19 Measures or in response to sanctions imposed in connection with the current dispute between the Russian Federation and Ukraine, so long as, in each case, the Company or its applicable Subsidiary consults in good faith with Parent prior to taking or failing to take such action, and no such action or omission following such consultation shall be deemed to violate or breach Section 5.1(a) or Section 5.1(b).

(d) Nothing contained in this Section 5.1 or elsewhere in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, without limiting or modifying the restrictions set forth in Section 5.1(a) and Section 5.1(b), the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.2 Conduct of Business of Parent and Merger Sub. From the date of this Agreement until the earlier of (a) the Termination Date and (b) the expiration or termination of the waiting period under the HSR Act applicable to the Merger and the receipt of the Consents (or expiration of applicable waiting periods) of the Governmental Entities set forth on Section 5.2 of the Company Disclosure Schedules, Parent and Merger Sub shall not, and shall cause their Subsidiaries and Affiliates not to, acquire or agree to acquire by merger or consolidation with, or by purchasing a material portion of the assets of or equity in, any person (a “Specified Acquisition”), if the entering into a definitive agreement with respect to or the consummation of a Specified Acquisition would reasonably be expected to (i) prevent, materially delay or materially impede the obtaining of the expiration or termination of the waiting period under the HSR Act applicable to the Merger and the receipt of Consents (or expiration of applicable waiting periods) of the Governmental Entities set forth on Section 5.2 of the Company Disclosure Schedules, or (ii) materially increase the risk of any Governmental Entity seeking or entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated hereby.

Section 5.3 No Actions Causing Delays. Except as otherwise permitted under this Agreement, the Company, Parent and Merger Sub shall not (and shall cause their Subsidiaries and, in the case of Parent and Merger Sub, their HSR Affiliates, not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing.

ARTICLE 6

GO-SHOP PERIOD & NO-SHOP RESTRICTIONS

Section 6.1 Go-Shop Period. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern time on May 16, 2022 (the “No-Shop Period Start Date” and such period of time, the “Go-Shop Period”), the Company and its Subsidiaries and their respective Representatives shall have the right to (and may without restriction hereunder but subject to compliance with the terms of this Agreement): (a) solicit, initiate, propose, induce the making or submission of, encourage or facilitate in any way any offer or proposal that constitutes, or could reasonably be expected to lead to, an Alternative Acquisition Proposal, including by providing information (including non-public information and data) relating to the Company and any of its Subsidiaries and affording access to the businesses, properties, assets, books, records or other non-public information, or to any personnel, of the Company and its Subsidiaries to any Person (and its Representatives, including potential financing sources of such Person) that has entered into an Acceptable Confidentiality Agreement; provided, that the Company shall provide Parent and Merger Sub (and their

Representatives, including financing sources) with access to any information or data that is provided to any Person given such access that was not previously made available (whether prior to or after the execution of this Agreement) to Parent or Merger Sub substantially concurrently with the time it is provided to such Person (and in any event within 24 hours thereof); and (b) continue, enter into, engage in or otherwise participate in any discussions or negotiations with any Person (and their respective Representatives, including potential financing sources of such Person) regarding any Alternative Acquisition Proposals (or inquiries, offers or proposals or any other effort or attempt that could reasonably be expected to lead to an Alternative Acquisition Proposal), and cooperate with or assist or participate in, or facilitate in any way, any such inquiries, offers, proposals, discussions or negotiations or any effort or attempt to make any Alternative Acquisition Proposals or other proposals that could reasonably be expected to lead to Alternative Acquisition Proposals, including by granting a waiver, amendment or release under any pre-existing “standstill” or other similar provision to the extent necessary to allow for an Alternative Acquisition Proposal or amendment to an Alternative Acquisition Proposal to be made confidentially to the Company or the Company Board. The Company shall notify Parent that it has entered into an Acceptable Confidentiality Agreement within 24 hours after the execution thereof.

Section 6.2 No-Shop Period.

(a) Subject to the provisions of this Section 6.2, commencing on the No-Shop Period Start Date and continuing until the earlier of the Effective Time and the Termination Date, the Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate the making or submission of any offer or proposal that constitutes, or would reasonably be expected to lead to, an Alternative Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Alternative Acquisition Proposal with, or furnish any nonpublic information relating to the Company or its Subsidiaries for the purpose of facilitating an Alternative Acquisition Proposal to, any Person that has made or, to the Knowledge of the Company, is considering making an Alternative Acquisition Proposal (except, in each case, to notify such Person as to the existence of the provisions of this Section 6.2), or afford any Person access to the businesses, properties, assets, books, records or other non-public information, or to any personnel, of the Company or its Subsidiaries for the purpose of encouraging, inducing or facilitating an Alternative Acquisition Proposal, or (iii) approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to an Alternative Acquisition Proposal, or (iv) enter into any letter of intent, agreement in principle, memorandum of understanding, or other acquisition agreement, merger agreement or similar agreement with respect to an Alternative Acquisition Proposal (except for an Acceptable Confidentiality Agreement permitted hereunder). From the date of this Agreement until the earlier of the Effective Time and the Termination Date, the Company will be required to enforce, and will not waive, terminate or modify any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board has determined in good faith, after consultation with its outside counsel, that the failure to take such action (A) would prohibit the counterparty from making an Alternative Acquisition Proposal to the Company Board and (B) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(b) Subject to the terms of this Section 6.2, from the No-Shop Period Start Date until the earlier of the Effective Time and the Termination Date, the Company will, and will cause its Subsidiaries and its and their respective officers and directors, and shall use its reasonable best efforts to cause its other Representatives to, (i) cease and cause to be terminated any discussions or negotiations with any Person and its Representatives that is prohibited by this Section 6.2, (ii) request the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement with respect to an actual or potential Alternative Acquisition Proposal was entered into at any time within twelve (12) months immediately preceding the No-Shop Period Start Date, (iii) cease providing any further information with respect to the Company or any Alternative Acquisition Proposal to any such Person or its Representatives and (iv) terminate all access granted to any such Person and its Representatives to any physical or electronic data room (or any other diligence access). Notwithstanding anything in Section 6.2(a) or this Section 6.2(b) to the contrary, at any time prior to the adoption of this Agreement by the Company’s stockholders, the Company may continue to engage in the activities described in Section 6.1 (but subject to compliance with all of the requirements set forth therein) with respect to any Excluded Party (but only for so long as such Person is and remains an Excluded Party (provided that at any time that a Person ceases to be an Excluded Party, such Person may thereafter never become an Excluded Party)), including with respect to any amended or modified Alternative Acquisition Proposal received from any Excluded Party following the No-Shop Period Start Date, and the restrictions in Section 6.2(a) shall not apply with respect thereto for so long as such Person is and remains an Excluded Party.

(c) Notwithstanding anything in Section 6.2(a) to the contrary, at any time prior to the adoption of this Agreement by the Company’s stockholders, if the Company receives an Alternative Acquisition Proposal from a third party that was not received in response to, or as a result of, actions that constitute a breach of Section 6.2(a), (i) the Company and its Representatives may contact the third party making such Alternative Acquisition Proposal solely to clarify the terms and conditions thereof, and (ii) if the Company Board determines in good faith, after consultation with outside legal and financial advisors, that such Alternative Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 6.2 would be inconsistent with its fiduciary duties under applicable Law, then the Company may: (A) engage in discussions or negotiations with the third party (including its Representatives and potential equity and debt financing sources) with respect to such Alternative Acquisition Proposal, and (B) furnish nonpublic information to the third party making such Alternative Acquisition Proposal (and its Representatives and potential equity and debt financing sources) if, prior to so furnishing such information, the third party has executed an Acceptable Confidentiality Agreement with the Company, provided that the Company provides to Parent and Merger Sub (and their respective Representatives) any information or data that is provided to such third party that was not previously made available to Parent or Merger Sub prior to or substantially concurrently with the time it is provided to such third party (and in any event within 24 hours thereof). The Company shall notify Parent that it has entered into an Acceptable Confidentiality Agreement within 24 hours after the execution thereof.

(d) The Company agrees that any material breach of this Section 6.2 by any of its Representatives shall be deemed to be a breach of this Agreement by the Company.

Section 6.3 Notices. As promptly as reasonably practicable, and in any event within 24 hours following the expiration of the Go-Shop Period, the Company shall deliver to Parent a written notice setting forth: (i) the identity of each Excluded Party from which the Company has received during the Go-Shop Period an Alternative Acquisition Proposal that remains pending and (ii) the material terms and conditions of any such pending Alternative Acquisition Proposal made by each such Excluded Party. The Company shall (whether during or after the Go-Shop Period) promptly (and in any event within 24 hours) notify Parent of (A) the entry by the Company or any of its Subsidiaries into an Acceptable Confidentiality Agreement with a third party who has made or could make an Alternative Acquisition Proposal (or, if such third party was already party to a confidentiality agreement with the Company or any of its Subsidiaries, then the Company shall instead notify Parent within 24 hours of granting data room access to such third party or its representatives, it being understood that such notification need only be made one time with respect to such third party and its representatives) and (B) any Alternative Acquisition Proposal received by the Company or any of its Subsidiaries or Representatives, which notice shall be provided orally and in writing, and which shall identify the material terms and conditions thereof (and, thereafter, any material change to the terms thereof) and (unless expressly prohibited pursuant to a confidentiality agreement in effect as of the date of this Agreement) the Person or group making such Alternative Acquisition Proposal and include copies of all documents and other written materials (including any letter of intent, term sheet or draft of definitive agreement) submitted with such Alternative Acquisition Proposal. From and after the expiration of the Go-Shop Period, the Company shall keep Parent reasonably informed on a reasonably current basis of the status and any material developments (including all amendments or proposed amendments, whether or not in writing) regarding any Alternative Acquisition Proposals or any material change to the terms of any such Alternative Acquisition Proposal, and promptly (and in any event within twenty-four (24) hours) provide Parent with copies of all documents and other written materials (including any letter of intent, term sheet or draft or definitive agreement) relating to any Alternative Acquisition Proposal (including the financing thereof). Without limiting the parties’ rights and obligations under Section 7.3(d), it is understood and agreed that any contacts, disclosures, discussions or negotiations expressly permitted under this Article 6 shall not (in and of itself) constitute a Change of Recommendation or otherwise constitute a basis for Parent to terminate this Agreement.

ARTICLE 7

COVENANTS AND AGREEMENTS

Section 7.1 General Efforts to Complete Merger. Subject to the terms and conditions set forth in this Agreement, each of the Parties hereto shall promptly take (or cause to be taken) all actions, and promptly do (or cause to be done) and assist and cooperate with the other Party or Parties in doing (or causing to be done) all things, in each case that are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement in the most expeditious manner possible after the date of this Agreement (subject to the terms of this Agreement) and in any event prior to the End Date, including (i) delivering all required notices or the obtaining of all necessary actions or nonactions, authorizations, permits, waivers, consents, clearances, approvals and expirations or terminations of waiting periods (collectively, “Consents”), including the Company Approvals and the Parent Approvals from Governmental Entities, and making all necessary registrations and filings and the taking of all steps as necessary to obtain approvals, clearances or waivers from, or to avoid an action or proceeding by any Governmental Entity, (ii) obtaining all necessary Consents from third parties that may be necessary, proper or advisable to consummate the Merger and other transactions contemplated by this Agreement, (iii) defending any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement or actions taken by the Company, Parent, Merger Sub or any of their Affiliates in connection with this Agreement and the transactions contemplated hereby, including by resisting, appealing, obtaining consent pursuant to, resolving or lifting, as applicable, any injunction or other Order enjoining or prohibiting the consummation of the Merger, and (iv) executing and delivering any additional instruments necessary to consummate the Merger and other transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries or Parent or any of its Subsidiaries be required to pay (and without the consent of Parent, none of the Company nor any of its Subsidiaries shall pay or agree to pay) prior to the Effective Time any fee, penalty or other consideration to any third party for any Consent required for or triggered by the consummation of the transactions contemplated by this Agreement under any contract or agreement or otherwise. For the avoidance of doubt, to the extent any of the requirements or terms of this Section 7.1 conflict with the requirements or terms of Section 7.2, then the terms of Section 7.2 shall control and nothing in this Section 7.1 shall modify or supersede any of the obligations, limitations and/or restrictions set forth in Section 7.2.

Section 7.2 Governmental Approvals.

(a) Subject to the terms and conditions herein provided and without limiting the generality of Section 7.1, the Company and its Subsidiaries and Parent and its Subsidiaries (including Merger Sub) shall (i) promptly, but in no event later than fifteen (15) Business Days after the date of this Agreement, file any and all required notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement, and take all other actions necessary to cause the expiration or termination of any applicable waiting periods under the HSR Act as soon as practicable after the date of this Agreement, (ii) as soon as practicable after the date hereof file any and all notification and report forms required under other applicable Antitrust and Foreign Investment Laws with respect to the Merger and the other transactions contemplated by this Agreement, and take all other actions necessary to obtain clearances or approvals or cause the expiration or termination of any applicable waiting periods under applicable Antitrust and Foreign Investment Laws as soon as practicable after the date of this Agreement, (iii) cooperate with each other in promptly making all such filings and timely obtaining all such Consents, (iv) promptly make an appropriate response to any request by a Governmental Entity for any additional information or documents pursuant to any Law, and (v) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, or any other Governmental Entity or other Person may assert under any Law (including in connection with the Company Approvals and Parent Approvals) with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable after the date of this Agreement; provided, that no Party shall be required to (and the Company and its Subsidiaries shall not, without the prior written consent of Parent) (i) offer, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of any Person, including Parent and Merger Sub (and their respective Affiliates), on the one hand, and the Company and its Subsidiaries, on the other hand; or (ii) take (or refrain from taking) any other action or accept or otherwise agree to any other restrictions on the activities of any Person, including Parent and Merger Sub (and their respective Affiliates), on the one hand, and the Company and its Subsidiaries, on the other hand, if such action or restriction that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the business, properties, assets, operations or financial condition of the Company and its Subsidiaries, taken as a whole, on the one hand, or Parent and Merger Sub (and their respective Affiliates), on the other hand. In the event that any information in the filings submitted pursuant to this Section 7.2 or any such supplemental information furnished in connection therewith is deemed confidential by either Party, the Parties shall maintain the confidentiality of the same, and the Parties shall seek authorization from the applicable Governmental Entity to withhold such information from public view.

(b) The Company, Parent and Merger Sub shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to this Section 7.2, and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements and (iii) as necessary to address reasonable privilege or confidentiality concerns. Each of the Company, Parent and Merger Sub agrees not to participate in any meeting or discussion, either in person or by telephone or videoconference, with any Governmental Entity in connection with the proposed transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate.

(c) In furtherance and not in limitation of the other covenants of the parties contained in this Section 7.2, but subject to Section 7.2(a), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action, decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

Section 7.3 Company Stockholder Approval.

(a) The Company shall prepare and, as promptly as reasonably practicable (but in no event later than thirty (30) Business Days or, if the Company has received an Alternative Acquisition Proposal from an Excluded Party, forty-five (45) calendar days) after the date hereof, file with the SEC the preliminary Proxy Statement. Parent shall cooperate with the Company in the preparation of the Proxy Statement and furnish all information concerning Parent and Merger Sub that is required in connection with the preparation of the Proxy Statement. Subject to applicable Law, and anything in this Agreement to the contrary notwithstanding, prior to the filing of the Proxy Statement (or any amendment or supplement thereto), or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review such document or response, and the Company shall consider in good faith any comments proposed by Parent. The Company shall respond promptly to any comments from the SEC or the staff of the SEC with respect to the Proxy Statement (or any amendment or supplement thereto). The Company shall notify Parent promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. The Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act. If at any time prior to the Company Stockholder Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent (solely with respect to the Parent Information or other information relating to Parent or its Affiliates, officers or directors) or the Company that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other Party or Parties hereto (as the case may be) and an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the resolution of any comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement (which resolution will be deemed to occur if the SEC has not affirmatively notified the Company prior to the end of the tenth (10th) calendar day after filing the preliminary Proxy Statement that the SEC will or will not be reviewing the Proxy Statement, the “Clearance Date”); provided that, notwithstanding anything to the contrary in the foregoing, if the

Clearance Date occurs prior to the end of the Go-Shop Period, the Company will not be required to cause the Proxy Statement to be disseminated to the stockholders of the Company until the expiration of the Go-Shop Period but shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the stockholders of the Company as promptly as reasonably practicable (and in any event no later than five (5) Business Days) after the expiration of the Go-Shop Period.

(b) Subject to the terms of Section 7.3(d), the Company shall take all action necessary in accordance with applicable Law and the certificate of incorporation and bylaws of the Company to set a record date for, duly give notice of, convene and hold a meeting of its stockholders following the mailing of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholder Meeting”) as soon as reasonably practicable following the Clearance Date. Once established, the Company shall not change the record date for the Company Stockholder Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as otherwise required by applicable Law. Unless the Company shall have made a Change of Recommendation in accordance with Section 7.3(d), the Company shall include the Company Recommendation in the Proxy Statement and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholder Meeting (including by soliciting proxies in favor of the adoption of this Agreement).

(c) The Company shall cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. The Company may adjourn or postpone the Company Stockholder Meeting (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law, (ii) if as of the time that the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting (it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting more than two times or for more than 45 calendar days in total pursuant to this clause (ii) without Parent’s prior written consent), (iii) if the Company reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained (it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting more than two times or for more than 45 calendar days in total pursuant to this clause (iii) without Parent’s prior written consent) or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting.

(d) Except as otherwise permitted in this Section 7.3(d), the Company Board shall not (i) withdraw (or qualify or modify in any manner adverse to Parent), or propose publicly to withdraw (or qualify or modify in any manner adverse to Parent), the Company Recommendation (it being understood that it shall be considered a modification adverse to Parent if (1) any Alternative Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (2) any Alternative Acquisition Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within five (5) Business Days of such public announcement providing that the Company Board reaffirms the Company Recommendation), (ii) approve, recommend or declare advisable any Alternative Acquisition Proposal (or propose to approve, recommend or declare advisable any Alternative Acquisition Proposal), (iii) fail to publicly reaffirm the Company Recommendation within five (5) Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions (provided that, in the event Parent has not previously requested the Company Board to make such a reaffirmation, there shall be no limit on the number of reaffirmations that Parent may request in response to any Alternative Acquisition Proposal)) or (iv) fail to include the Company Recommendation in the Proxy Statement (any such action, a “Change of Recommendation”). Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board may effect a Change of Recommendation and/or cause the Company to terminate this Agreement pursuant to Section 8.1(c)(iii) in response to a Superior Proposal received by the Company at any time after the date of this Agreement, provided that (A) the Company Board shall have determined in good faith (after consultation with its outside legal and financial advisors) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (B) the Company shall have given Parent at least five (5) Business Days prior written notice of the Company’s intention to effect a Change of Recommendation or terminate this Agreement in response to such Superior Proposal, which shall include a description of the terms and conditions of the Superior Proposal, the identity of the Person making the Superior Proposal and a copy of any proposed definitive agreement(s) relating to such Superior Proposal, including any related financing commitments, if any, (C) the Company shall have complied in all material respects with its obligations pursuant to Article 6 and this Section 7.3 with respect to such Superior Proposal, (D) the Company shall have negotiated in good faith with Parent and its Representatives (to the extent Parent desires to negotiate) with respect to the terms and conditions of this Agreement and/or the Commitment Letters so that such Alternative Acquisition Proposal would cease to constitute a Superior Proposal, (E) following such five (5) Business Day period, the Company Board (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement that are binding on Parent and Merger Sub and irrevocable by Parent and Merger Sub until the expiration of the foregoing five-Business Day period (assuming the execution and delivery by the Company of the applicable definitive agreement) and any other information provided by Parent) shall have determined that the failure of the Company Board to make such a Change of Recommendation or to terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, and (F) in the event of a termination of this Agreement in order to cause the Company to enter into a definitive agreement with respect to such Superior Proposal, the Company shall have validly terminated this Agreement in accordance with Section 8.1(c)(iii), including paying the Company Termination Fee. In the event of any material amendments or modifications to such Alternative Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 7.3(d) with respect to such new written notice (it being understood that the five (5) Business Day period shall be three (3) Business Days with respect to such new written notice, but in no event shorter than five (5) Business Days following the original written notice). In addition, notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board may also effect a Change of Recommendation in response to an Intervening Event if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, provided that (i) the Company Board shall have given Parent at least five (5) Business Days prior written notice of the Company’s intention to effect a Change of Recommendation in response to such Intervening Event, which shall include a description in reasonable detail of the applicable Intervening Event, (ii) the Company Board shall have given Parent an opportunity to meet and negotiate with the Company and its advisors during the foregoing five (5) Business Day period (to the extent that Parent desires to so meet and negotiate) to discuss the foregoing Intervening Event and any adjustments or revisions to the terms of this Agreement proposed by Parent in response thereto to obviate the need to effect a Change of Recommendation, and following such five (5) Business Day period, the Company Board, after consultation with the Company’s outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement, shall have determined that the failure of the Company Board to make such a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that each time any material amendment or modification to the Intervening Event occurs, the Company shall notify Parent of such amendment or modification in writing and the time period set forth in the preceding clause (ii) shall recommence and be extended for two (2) Business Days from the day of such notification (provided that the time period shall in no event be shorter than five (5) Business Days following the original written notice).

(e) Nothing contained in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under applicable Law or rules and policies of NYSE, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would reasonably be expected to be inconsistent with the exercise of its fiduciary duties under applicable Law; provided that (1) any such statement or disclosure pursuant to this Section 7.3(e) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board and the rights of Parent under this Section 7.3, and (2) nothing in the foregoing will be deemed to permit the Company or the Company Board to effect a Change of Recommendation other than in accordance with Section 7.3(d).

Section 7.4 Parent Financing.

(a) Parent shall use reasonable best efforts to, and shall cause its Subsidiaries (and their respective Representatives) to use reasonable best efforts to, take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing on the terms and subject to the conditions described in the Commitment Letters and the Debt Fee Letters as promptly as reasonably practicable but in any event prior to the Closing Date, including by using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any Debt Fee Letter), (iii) satisfy (or obtain the waiver of) on a timely basis all conditions, which are within Parent or Merger Sub’s control, in the Commitment Letters and the Definitive Agreements and comply with its obligations thereunder and (iv) enforce its rights under the Commitment Letters. Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letters (other than the consummation of the Merger and those conditions that by their nature are to be satisfied or waived at Closing) have been satisfied or waived, Parent shall (1) use reasonable best efforts to cause the Debt Financing Sources to comply with their respective obligations under the Debt Commitment Letter and (2) cause the Equity Investor to comply with its obligations under the Equity Commitment Letter, in each case, including to fund the Financing on the Closing Date, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby.

(b) Parent shall not without the prior written consent of the Company: (i) permit any amendment, termination or modification to, or any waiver of any provision or remedy under, the Commitment Letters or any Debt Fee Letter if such amendment, modification, waiver or remedy: (A) adds new (or adversely modifies any existing) conditions to the consummation of the Financing, (B) reduces the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Fee Letters on the date of this Agreement unless the amount of the Debt Financing or Equity Financing is increased by a corresponding amount) such that the aggregate amount of the Financing would be less than the amount required to pay the Financing Amounts, (C) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letters as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against the other parties to the Commitment Letters as in effect on the date of this Agreement or (D) otherwise would reasonably be expected to hinder, delay or prevent the Closing. Notwithstanding the foregoing, any amendment, supplement or modification to effectuate any “market flex” terms contained in the Debt Fee Letters provided as of the date hereof or to add or replace any additional agents, lenders, lead arrangers, bookrunners, syndication agents or other financial institutions thereto as provided for in the Debt Commitment Letter that otherwise complies with this Section 7.4(b)) shall be permitted and shall not require written consent of the Company. Parent shall promptly deliver to the Company copies of any written amendment, modification, waiver or replacement relating to the Financing promptly upon execution thereof.

(c) In the event that any portion of the Debt Financing required, together with the portion of the Financing that remains available, to pay the Financing Amounts becomes unavailable, regardless of the reason therefor, Parent will (i) use reasonable best efforts to obtain alternative debt financing (the “Alternative Financing”) (in an amount sufficient, when taken together with the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay the Financing Amounts) from the same or other sources and which are on terms (taken as a whole) not less favorable to Parent (or its Affiliates) than those set forth in the Debt Commitment Letter and which do not include any conditions to the consummation of such Alternative Financing that are more onerous than the conditions set forth in the Debt Financing and (ii) promptly notify the Company of such unavailability. Parent shall deliver to the Company true and complete copies of any commitment letters and any related fee letters (subject, in the case of such fee letters, to redaction solely of fee amounts, pricing caps, original issue discount, “market flex” and other economic provisions that are customarily redacted in connection with transactions of this type, none of which redacted provisions would reasonably be expected to adversely affect the conditionality, enforceability, termination, aggregate principal amount or availability of the Alternative Financing on the Closing Date) with respect to any Alternative Financing. As applicable, for the purposes of this Agreement, (A) the term “Commitment Letters” shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Financing arranged in compliance herewith (and any Commitment Letter remaining in effect at the time in question) and (B) the Debt Financing shall include any Alternative Financing. Parent shall provide the Company with (x) prompt written notice of any material breach, default, termination, cancellation or repudiation by any party to the Commitment Letters relating to the Financing and (y) a copy of any written notice or other written communication from any Debt Financing Source with respect to any actual or alleged (in writing) material breach, default, termination, cancellation or repudiation by any party to the Debt Commitment Letter or any Debt Fee Letter. To the extent requested by the Company, Parent shall keep the Company reasonably informed on a reasonably current basis of the status and in reasonable detail of its efforts to consummate the Financing and, upon the Company’s reasonable request, provide to the Company complete, correct and executed copies of the material Definitive Agreements for the Debt Financing. The foregoing notwithstanding, compliance by Parent with this Section 7.4 shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(d) From and after the date of this Agreement and prior to the Closing Date, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries (and their respective Representatives) to use reasonable best efforts, to provide customary cooperation with Parent and Merger Sub, in each case, at Parent’s sole cost and expense, as is customary for financings of the type contemplated in the Debt Commitment Letter in connection with the arrangement of the Debt Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Affiliates), including using reasonable best efforts to, in each case to the extent reasonably requested by Parent in writing (for the avoidance of doubt, email correspondence being sufficient):

(i) furnish Parent any Required Financial Information;

(ii) assist in preparation for and participate in a reasonable number of investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), presentations, road shows, due diligence sessions and sessions with rating agencies and accountants, at reasonable times and with reasonable advance notice (which meetings, presentations, road shows and sessions shall be virtual) and to assists with the marketing or syndication efforts of Parent in connection with the Debt Financing;

(iii) facilitate the pledging of collateral of the Company and its Subsidiaries effective no earlier than the Closing, including the use of reasonable best efforts to provide original copies of all certificated securities (with transfer powers executed in blank) required to be delivered under the Debt Commitment Letter to the extent in the possession of the Company or its Subsidiaries;

(iv) provide a customary payoff letter and lien terminations and instruments of discharge (to the extent applicable) for all indebtedness set forth on Schedule 7.4(d)(iv) and, to the extent requested by Parent no later than ten (10) days prior to Closing, any bank credit facility incurred after the date hereof by the Company or any of its Subsidiaries, in each case to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all such indebtedness and liens (if any), subject to the occurrence of the Closing;

(v) provide reasonable and customary assistance to Parent and the Debt Financing Source in the preparation of customary offering documents, lender presentations, private placement memoranda, bank information memoranda, syndication memoranda, ratings agency presentations (including providing customary authorization and representation letters authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders or investors and containing representations with respect to the presence of or absence of material non-public information relating to the Company and its Subsidiaries and the accuracy of the information relating to the Company and its Subsidiaries contained therein) and other customary marketing material for the Debt Financing;

(vi) (x) so long as requested by Parent at least ten (10) days prior to the Closing Date, provide at least three (3) days prior to the Closing Date, all documentation and other information relating to the Company or any of its Subsidiaries required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, and (y) if the Company is a “legal entity” customer under 31 C.F.R. § 1010.230, so long as requested by Parent at least ten (10) Business Days prior to the Closing Date, provide at least three (3) Business Days prior to the Closing Date, a Beneficial Ownership Certification in relation to the Company;

(vii) provide reasonable and customary assistance to assist Parent in producing any Required Pro Forma Financial Information; provided, that it is understood that the Company and its Subsidiaries shall not be (A) responsible for preparing such pro forma financial information or (B) required to provide any information or assistance relating to (x) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates and fees and expenses related to such debt and equity capitalization, (y) any post-Closing or pro forma cost savings, synergies, capitalization ownership or other pro forma adjustments or (z) any information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company;

(viii) cooperate with Parent to obtain reasonable and customary corporate and facilities credit ratings;

(ix) cooperate with the Debt Financing Sources’ due diligence, to the extent customary and reasonable;

(x) assist in the preparation of, and executing and delivering at Closing, Definitive Agreements (including schedules thereto), including guarantee and collateral documents and instruments as may be reasonably requested by Parent, customary closing certificates, a solvency certificate (in the form attached to the Debt Commitment Letter as of the date hereof), perfection certificates and other customary documents and instruments as may be reasonably requested by Parent in writing and, in each case, necessary and customary as may be required by the Debt Commitment Letter; provided, that the effectiveness of any documentation executed by the Company or any of its Subsidiaries shall be subject to the occurrence of the Closing; and

(xi) taking reasonable corporate actions, subject to and only effective upon the occurrence of the Closing (and subject to the Debt Commitment Letter with respect to subsidiary guarantors), reasonably necessary to permit the consummation of the Debt Financing.

(e) The foregoing notwithstanding, none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 7.4 that would: (i) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing, except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing, (ii) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is not contingent upon the Closing or that would be effective prior to the Closing (other than the execution of customary authorization letters and representation letters referenced above), (iii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates, (iv) require the Company or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing or have any obligation of the Company or any of its Affiliates under any agreement, certificate, document or instrument be effective prior to the Closing, (v) cause any director, officer, employee or stockholder of the Company or any of its Affiliates to incur any personal liability, (vi) conflict with the organizational documents of the Company or any of its Affiliates or any Laws, (vii) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Company Material Contract to which the Company or any of its Affiliates is a party, (viii) provide access to or disclose information that the Company or any of its Affiliates reasonably determines would jeopardize any attorney-client privilege; provided, that the Company or such Subsidiary shall use reasonable best efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, the Company shall, to the extent permitted by such confidentiality obligations, notify Parent if any such information that Parent, Merger Sub or any Debt Financing Source has specifically identified and requested is being withheld as a result of any such obligation of confidentiality, or (ix) require the Company to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice. Nothing contained in this Section 7.4 or otherwise shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly on request by the Company, reimburse the Company or any of its Affiliates for all reasonable and documented out-of-pocket costs incurred by them or their respective representatives in connection with such cooperation (it being understood that the reimbursement set forth in this paragraph shall not apply to any fees, costs and expenses incurred by, or on behalf of, the Company in connection with its ordinary course financial reporting requirements) and shall indemnify and hold harmless the Company and its Affiliates and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent or its representatives pursuant to this Section 7.4 and any information used in connection therewith, except with respect to any losses suffered or incurred as a result of the bad faith, gross negligence or willful misconduct by the Company or any of its Subsidiaries.

(f) The Parties hereto acknowledge and agree that the provisions contained in this Section 7.4 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of the Financing to be obtained by Parent with respect to the transactions contemplated by this Agreement and the Commitment Letters, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Commitment Letters shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement.

(g) All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its representatives pursuant to this Section 7.4 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Parent shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements.

(h) The Company hereby consents to the use of the logos of the Company and its subsidiaries by Parent in connection with the Debt Financing; provided, however, that Parent shall ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or the Company’s reputation or goodwill.

Section 7.5 Convertible Notes; Capped Call Transactions.

(a) On the Closing Date, Parent, Merger Sub and the Company shall, as and to the extent required by the Convertible Notes Indenture, execute, and use reasonable best efforts to cause the Trustee to execute, any supplemental indenture(s) required by the Convertible Notes Indenture and deliver any certificates and other documents required by the Convertible Notes Indenture to be delivered by such persons in connection with such supplemental indenture(s).

Notwithstanding anything to the contrary in this Agreement and subject to the immediately preceding sentence, prior to the Effective Time, the Company shall give any notices and take all actions required under, and with prior consent of Parent, not to be unreasonably withheld, conditioned or delayed, may take actions permitted, under the terms of the Convertible Notes, the Convertible Notes Indenture or under applicable Law, and shall take any other actions reasonably requested by Parent to the extent such actions are permitted or contemplated by, the terms of the Convertible Notes Indenture, the Convertible Notes or any applicable Law (with respect to the Convertible Notes Indenture or the Convertible Notes) in connection with the Merger and the other transactions contemplated by this Agreement, which actions shall include, without limitation, the Company (or its Subsidiaries or other Representatives, as applicable) (i) giving any notices that may be required in connection with the Merger and the other transactions contemplated by this Agreement and making any repurchases or conversions of the Convertible Notes occurring prior to or as a result of the Merger, (ii) preparing any supplemental indentures required in connection with the Merger and the other transactions contemplated by this Agreement and the consummation thereof to be executed and delivered to the Trustee at or prior to the Effective Time, in form and substance reasonably satisfactory to the Trustee and Parent, and (iii) taking all such further actions, including, without limitation, delivering any officer’s certificates and legal opinions, as may be necessary to comply with all of the terms and conditions of the Convertible Notes Indenture in connection with the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, the Company may make any settlement election with respect to any Conversion Date (as defined in the Convertible Notes Indenture) under the Convertible Notes Indenture (provided that the Company shall be permitted only to cash settle any conversion) and settle conversions or effect redemptions of the Convertible Notes pursuant to the terms of the Convertible Notes Indenture. For the avoidance of doubt, the transactions contemplated by this Agreement, wherever referred to in Section 7.1 of this Agreement, shall be deemed to include effecting any repurchases or conversions under the terms of the Convertible Notes and the Convertible Notes Indenture. Notwithstanding anything to the contrary in this Section 7.5, but subject to the terms of the Convertible Notes Indenture, nothing herein shall require the Company to make any payment with respect to the Convertible Notes in connection with the Merger (including in connection with the settlement of any conversion obligations), prior to the occurrence of the Effective Time.

(b) The Company shall use its reasonable best efforts to provide Parent and its counsel reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, or other documents or instruments deliverable pursuant to the Convertible Notes Indenture prior to the dispatch or making thereof and shall incorporate all reasonable comments provided by Parent and its counsel with respect thereto.

(c) Prior to the Effective Time, the Company shall (i) use reasonable best efforts to facilitate the settlement of the Capped Call Transactions at or promptly following the Effective Time as reasonably requested by Parent and (ii) use reasonable best efforts to cooperate with Parent with respect to Parent’s efforts to negotiate any termination payments or valuations related to the settlement of the Capped Call Transactions that is effective at or after the Effective Time; provided, that the Company shall not (x) agree to amend, modify or waive any terms relating to, or agree to any amount due upon the termination or settlement of, the Capped Call Transactions (except for amounts due upon exercise or termination of the Capped Call Transactions in accordance with their terms in connection with conversions of the Convertible Notes prior to the

Effective Time) or (y) initiate or continue discussions or negotiations with the counterparties to the Capped Call Transactions or any of their respective affiliates or any other Person regarding termination or settlement of the Capped Call Transactions, in each case without the prior written consent of Parent, and to the extent any such discussions or negotiations have occurred prior to date hereof, provide Parent with reasonable detail regarding the substance of all such discussions or negotiations and copies of any documentation sent or received in connection therewith (it being understood, for the avoidance of doubt, that limitations in the immediately preceding clauses (x) and (y) shall not apply to any modification, adjustment or termination made unilaterally by any of the counterparties to the Capped Call Transactions pursuant to the terms of the applicable Capped Call Documentation or conditioned on termination or abandonment of this Agreement); provided, further, that nothing herein shall require the Company to (A) make any payment with respect to the termination or settlement of any Capped Call Transaction as a result of the Merger prior to the occurrence of the Effective Time or (B) enter into any instrument or agreement relating to the termination or settlement of the Capped Call Transactions, or agree to any change or modification to any Capped Call Documentation, that is effective prior to the Effective Time. The Company shall promptly provide Parent with all written notices or other documents received by it with respect to any determination, cancellation, termination, exercise, settlement, adjustment or computation under, or in connection with any discussions or negotiations related to, the Capped Call Transactions and hereby grants permission to Parent and its counsel and advisors to, at any time, initiate and engage in discussions and negotiations with the counterparties to the Capped Call Transactions regarding the settlement of the Capped Call Transactions at or promptly following the Effective Time and the terms of such settlement, provided that the Company and its counsel will, to the extent reasonably practicable, have a reasonable opportunity to participate in such discussions and negotiations.

(d) Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time and without limitation to the other provisions of this Section 7.5, the Company shall take all such actions as may be required by the terms of the applicable Capped Call Transactions or applicable Law, including the giving of any written notices or communication in connection with the Merger and/or any conversions and/or repurchases of the Convertible Notes or any adjustment under the Convertible Notes Indenture or occurring as a result of or in connection with the transactions contemplated by this Agreement. The Company shall use its reasonable best efforts to provide Parent and its counsel reasonable time and opportunity to review any such written notice or communication prior to the dispatch or making thereof and shall incorporate all reasonable comments provided by Parent and its counsel with respect thereto.

Section 7.6 Interim Access to Company. Subject to compliance with applicable Laws, the Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (collectively, “Representatives”) sources reasonable access, solely for purposes of effectuating or consummating the Merger and the other transactions contemplated hereby or integration and transition planning relating thereto, during normal business hours, on reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ properties, contracts, commitments, personnel, books and records, other than any such matters that relate to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or any Alternative Acquisition Proposal or Superior Proposal, provided that the Company may provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures). Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Company shall not be required to afford such access or furnish such information if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation or breach of any agreement to which the Company or any of its Subsidiaries is a party, would cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries, would result in the disclosure of any information in connection with any litigation or similar dispute between the Parties hereto or would constitute a violation of any applicable Law; provided that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company shall use its commercially reasonable efforts to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate the foregoing. Parent hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Confidential Information,” as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement; provided, that the definition of “Representatives” in paragraph 1 of the Confidentiality Agreement shall be deemed to include any potential debt financing sources and (i) during the Go-Shop Period, any potential equity financing sources or co-investors of Parent or Merger Sub that are limited partners of Parent, Merger Sub or any investment fund affiliated with, or advised or managed by, Thoma Bravo, L.P. as of the date hereof and (ii) from and after the expiration of the Go-Shop Period, any potential equity financing sources or co-investors of Parent or Merger Sub (it being understood that in each of the foregoing cases, notwithstanding anything in the Confidentiality Agreement to the contrary, Parent, Merger Sub and their respective Representatives may disclose any information to such potential debt or equity financing sources or co-investors (as so limited) if and only if they receive customary confidentiality undertakings from such potential debt or equity financing sources or co-investors).

Section 7.7 Employee Matters.

(a) Change in Control. Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time.

(b) Company Benefit Plans. From and after the Effective Time, the Surviving Corporation shall honor all Company Benefit Plans in accordance with their terms (it being understood that nothing in this Agreement shall be deemed to prohibit the Surviving Corporation, Parent or its Affiliates from amending, modifying, replacing or terminating such arrangements in accordance with their terms).

(c) Post-Closing Protection Period. For the period commencing on the Effective Time and ending on the earlier of (A) the first (1st) anniversary of the Effective Time and (B) the date of termination of the Company Employee (such earlier period, the “Continuation Period”), Parent shall cause the Surviving Corporation or its Affiliates to provide to each current employee of the Company and its Subsidiaries as of the Effective Time who remains so employed immediately after the Effective Time (“Company Employees”) (i) base compensation and target annual or short-term cash incentive opportunities (including target short-term commission-based cash incentive opportunities) that, in each case, are no less favorable than were provided to the

Company Employee immediately before the Effective Time, and (ii) employee benefits (excluding equity and equity-based compensation) that are substantially comparable in the aggregate to those that were provided to the Company Employee immediately before the Effective Time; provided, however, that nothing set forth in this Section 7.7 will require Parent to provide compensation in the form of equity or equity-based compensation. Without limiting the generality of the foregoing, Parent shall cause the Surviving Corporation to provide to each Company Employee whose employment terminates during the Continuation Period under circumstances that would give rise to cash severance pay or benefits under the existing terms of the Company Benefit Plans set forth on Section 3.11(a) of the Company Disclosure Schedules and designated thereon as a severance plan, policy or practice (the “Company Severance Plans”), cash severance pay equal to the cash severance pay provided under the Company Severance Plans. Notwithstanding anything in this Section 7.7 to the contrary, the terms and conditions of employment of any Company Employee whose terms and conditions of employment are subject to a Collective Bargaining Agreement, shall be governed by such applicable Collective Bargaining Agreement.

(d) Service Crediting. For all purposes of vesting, eligibility to participate and level of benefits under the corresponding employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply with respect to any defined benefit pension benefits or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any New Plans to the extent coverage under such New Plan is comparable to and replaces a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, and vision insurance benefits to any Company Employee, Parent shall use commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived or satisfied under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent such amounts were credited to such person for the same purpose under the Old Plan.

(e) No Employment Commitments. Without limiting the generality of Section 9.11, the provisions of this Section 7.7 are solely for the benefit of the Parties to this Agreement, and no current or former director, employee or consultant or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to, or the establishment, modification or termination of, any Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

Section 7.8 Indemnification and Insurance.

(a) Parent, Merger Sub and the Company agree that all indemnification or other similar agreements between any current or former directors, officers or employees, on the one hand, and the Company or any of its Subsidiaries, on the other hand, in each case in effect on the date hereof, shall survive the consummation of the Merger and remain in full force and effect in accordance with their respective terms. For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the certificates of incorporation and bylaws or similar organizational documents of the Company and any Subsidiaries of the Company as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Proceeding (as defined below) pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding or resolution of such claim, even if beyond such six-year period. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.8.

(b) Each of Parent and the Surviving Corporation shall, to the fullest extent provided in the governing and organizational documents of the Company and its Subsidiaries as in effect on the date hereof and all indemnification or other similar agreements between any current or former directors, officers or employees, on the one hand, and the Company or any of its Subsidiaries, on the other hand, in each case in effect as of the date hereof, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director, officer or employee of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or its Subsidiaries (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Proceeding”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company or its Subsidiaries), whether asserted or claimed prior to, at or after the Effective Time, in all cases solely to the extent provided in the governing and organizational documents of the Company and its Subsidiaries as in effect on the date hereof. In the event of any such Proceeding, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Proceeding.

(c) Prior to the Effective Time, the Company shall purchase a six-year prepaid “tail” policy on the Company’s current policies of directors’ and officers’ liability insurance on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided that the aggregate cost of such “tail” policy shall not exceed 400% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. Parent and the Surviving Corporation shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.8 in the event Parent is found to have been in breach of any of the foregoing.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 7.8 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.8.

Section 7.9 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall use reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.10 Public Announcements. Parent and the Company agree to issue a joint press release as the first public disclosure of this Agreement. Prior to the issuance of a press release or other public statement or comment relating to this Agreement (including any proposed termination hereof) or the transactions contemplated hereby, the Company, Parent and Merger Sub shall consult with each other and provide each other with the opportunity to review and comment on any press release or other public statement or comment relating to this Agreement or the transactions contemplated herein, and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided, however, that the restrictions in this Section 7.10 shall not apply (a) to any Company communication (including a press release or other public statement) regarding an Alternative Acquisition Proposal or Company communication (including a press release or other public statement) made by the Company from and after a Change of Recommendation by the Company Board, (b) to communications that are disclosures or communications by Parent, Merger Sub and their Affiliates to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions, and deal descriptions on such Person’s website in the ordinary course of business, (c) in connection with any dispute between the Parties regarding this Agreement, the Merger or the other transactions contemplated hereby or (d) made by the Company or Parent, Merger Sub or their respective Affiliates in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences so long as such statements are consistent with information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 7.10.

Section 7.11 Other Investors. Prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person, other than the Equity Investor and its Affiliates, to obtain any equity interests (or rights to obtain any equity interests) in Parent or Merger Sub if such acquisition of equity interests or rights to obtain such equity interests would reasonably be expected to (a) delay in any material respect the obtaining of, or increase in any material respect the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (b) increase in any material respect the risk of any Governmental Entity seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement, or (c) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise.

Section 7.12 Management. Prior to the Effective Time, without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), Parent shall not, and shall not knowingly permit or agree to permit any Person (acting at its direction) to, directly or indirectly, have any formal or informal discussions, or directly or indirectly, enter into any agreement, arrangement or understanding (whether or not binding) with any director, officer or other employee of the Company relating to (i) any retention, severance or other compensation, incentives or benefits that may be or become payable in connection with the transactions contemplated hereby or after the Effective Time, (ii) any equity rollover or other similar transaction, or any equity or other investment in Parent, the Company or any parent company thereof, or any affiliate of Parent, the Company or any parent company thereof, following the Effective Time or (iii) any directorship, employment, consulting arrangement or other similar association or involvement of any directors, officers or other employees of the Company with Parent, the Company or any parent company thereof, or affiliate of Parent, the Company or any parent company thereof, from and after the Effective Time.

Section 7.13 Counterparties. Prior to the No-Shop Period Start Date, without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), Parent shall not, and shall not permit or agree to permit any Person (acting at its direction) to, directly or indirectly, have any formal or informal commercial discussions, or directly or indirectly, enter into any commercial agreement, arrangement or understanding (whether or not binding) with any with any current or prospective customers, suppliers, partners or competitors of the Company or any of its Subsidiaries relating to the Company or any of its Subsidiaries.

Section 7.14 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE and the SEC to enable the de-listing by the Surviving Corporation of the Company Common Stock from NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.15 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.16 Stockholder Litigation. Each of the Company and Parent shall keep the other reasonably informed of (including by providing copies of all pleadings with respect thereto), and cooperate with such Party in connection with, any stockholder litigation or claim against such Party and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement (such litigation, “Stockholder Litigation”). Without limiting the generality of the foregoing, the Company shall (i) give Parent a reasonable opportunity to participate in the defense or settlement of any such litigation or claim, (ii) consult in good faith with Parent with respect to the defense, settlement and prosecution of any Stockholder Litigation and (iii) not compromise or settle, or agree to compromise or settle, any stockholder litigation or claim arising or resulting from the transactions contemplated by this Agreement without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 7.16, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Stockholder Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Stockholder Litigation, which the Company and its counsel shall consider in good faith. For the avoidance of doubt, any Action related to Dissenting Shares will be governed by Section 1.4(d).

Section 7.17 Cash Transfers. The Company shall and shall cause each applicable Company Subsidiary to use their respective commercially reasonable efforts (in the manner reasonably requested in writing by Parent at least ten (10) business days prior to the Closing) to distribute or transfer or cause to be distributed or transferred (including through loans, prepayments of obligations or the repayment of intercompany obligations) to the Company immediately before (and subject to the occurrence of) the Closing any cash balances held by any non-U.S. Company Subsidiaries; provided, however, that no distribution or transfer will be required to be made to the extent such distribution or transfer (x) would be subject to withholding or other Taxes in advance of the Effective Time or (y) would violate applicable Law or any minimum cash balance or capital surplus requirements applicable to such Company Subsidiaries. Substantially concurrently with (and subject to the occurrence of) the Closing, any cash balances at the Company or any funds distributed or transferred to the Company pursuant to this Section 7.17 shall be used by Parent, Merger Sub and the Company to the extent necessary for the consummation of the transactions contemplated by this Agreement and the satisfaction of Parent’s payment obligations at the Closing.

ARTICLE 8

PRE-CLOSING TERMINATION OF AGREEMENT

Section 8.1 Termination or Abandonment. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company of the matters presented in connection with the Merger:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Effective Time shall not have occurred on or before October 10, 2022 (the “End Date”); provided that the End Date shall be automatically extended one time until January 10, 2023 if the conditions set forth in Section 2.2(a)(ii) or Section 2.2(a)(iii) shall not have been satisfied as of the close of business on the Business Day immediately prior to the then-current End Date; provided, further, that (A) this Agreement may not be terminated by a Party pursuant to this Section 8.1(b)(i) if such Party’s actions or failure to act are the primary cause of the failure to satisfy the conditions to such Party’s obligation to consummate the Merger under this Agreement on or before the End Date or to consummate the Merger on or before the End Date and, in any such case, such actions or failures to act constitute a breach of such Party’s covenants or other obligations under this Agreement; and (B) this Agreement may not be terminated by Parent pursuant to this Section 8.1(b)(i) if the Company has perfected its right to terminate this Agreement pursuant to Section 8.1(c)(ii);

(ii) any Governmental Entity of competent jurisdiction shall have issued or entered an injunction or similar Order permanently enjoining or prohibiting the consummation of the Merger and such injunction or Order shall have become final and non-appealable; provided, however, that this Agreement may not be terminated by a Party pursuant to this Section 8.1(b)(ii) if (A) such Party’s actions or failure to act are the primary cause of such injunction or Order and, in any such case, such actions or failures to act constitute a breach of such Party’s covenants or other obligations under this Agreement, or (B) such Party has breached or otherwise failed to comply with its obligations under Section 7.1 and Section 7.2; or

(iii) the Company Stockholder Meeting (including any adjournments or postponements thereof) shall have been held and been concluded and the Company Stockholder Approval shall not have been obtained;

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of their covenants or other agreements under this Agreement or any of the representations and warranties of Parent and Merger Sub in this Agreement shall have become inaccurate, in any such case where such breach, failure to perform or inaccuracy (i) would result in a failure of a condition set forth in Section 2.2(a) or Section 2.2(c) (assuming for this purpose that the Closing were to occur at such time) and (ii) cannot be cured by the End Date or, if curable, is not cured within forty five (45) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination (it being understood and hereby agreed that (x) this Agreement may not be terminated pursuant to this Section 8.1(c)(i) if any such breach, failure to perform or inaccuracy is cured within such 45-Business Day period and (y) this Section 8.1(c)(i) will not modify or preclude any party’s termination rights pursuant to Section 8.1(b)(i)); provided, however, that the Company shall not have a right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, agreements or covenants in this Agreement;

(ii) if (A) the conditions set forth in Section 2.2(a) and Section 2.2(b) have been and continue to be satisfied or waived at the time the Closing is required to have occurred pursuant to Section 2.1 (other than those conditions that by their nature are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied at the Closing)), (B) Parent fails to consummate the Closing on the date on which Parent is required to consummate the Closing pursuant to Section 2.1, and (C) the Company has, at least three (3) Business Days prior to seeking to terminate this Agreement pursuant to this Section 8.1(c)(ii), irrevocably confirmed in a written notice delivered to Parent that the Company is ready, willing and able to consummate the Closing subject to closing conditions that by their terms or nature are to be satisfied at the Closing, and Parent and Merger Sub have not consummated the Closing by the end of such three (3) Business Day period; or

(iii) at any time prior to receipt of the Company Stockholder Approval if (i) the Company has received a Superior Proposal after the date of this Agreement, (ii) the Company Board (or a committee thereof) has authorized the Company to enter into a definitive agreement to consummate the transaction contemplated by that Superior

Proposal following the procedures set forth in Section 7.3(d), (iii) the Company has complied in all material respects with the terms of Article 6 and Section 7.3(d) with respect to such Superior Proposal, and (iv) concurrently with (and as a condition to) such termination the Company pays Parent the Company Termination Fee in accordance with Section 8.3(a);

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of their covenants or other agreements under this Agreement or any of the representations and warranties of the Company in this Agreement shall have become inaccurate, in any such case where such breach, failure to perform or inaccuracy (A) would result in a failure of a condition set forth in Section 2.2(a) or Section 2.2(b) (assuming for this purpose that the Closing were to occur at such time) and (B) cannot be cured by the End Date or, if curable, is not cured within forty five (45) Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) and the basis for such termination (it being understood and hereby agreed that (x) this Agreement may not be terminated pursuant to this Section 8.1(d)(i) if any such breach, failure to perform or inaccuracy is cured within such forty five (45) Business Day period and (y) this Section 8.1(d)(i) will not modify or preclude any party’s termination rights pursuant to Section 8.1(b)(i)); provided, however, that Parent shall not have a right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in material breach of any of their representations, warranties, agreements or covenants in this Agreement; or

(ii) prior to receipt of the Company Stockholder Approval, if the Company Board effects a Change of Recommendation; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.1(d)(ii) if Parent fails to terminate this Agreement pursuant to this Section 8.1(d)(ii) prior to 11:59 p.m., Eastern Time on the date which is ten (10) Business Days after Parent is notified in writing that the Company Board has effected a Change of Recommendation.

Section 8.2 Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 8.1, the terminating Party shall forthwith give written notice thereof to the other Party or Parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the Parties hereto. In the event of a valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except that: (i) no such termination shall relieve any Party of its obligation to pay the Company Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 8.3; (ii) no such termination shall relieve any Party for liability for such Party’s willful and material breach of any covenant or obligation contained in this Agreement prior to its termination; and (iii) the Guarantee, the Confidentiality Agreement, the provisions of the last sentence of Section 7.4(e), this Section 8.2, Section 8.3 and all of Article 9 (to the extent applicable after a termination of this Agreement) shall survive the termination hereof.

Section 8.3 Termination Fees.

(a) Company Termination Fee. If (i) this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), (ii) this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii), or (iii) (A) after the date of this Agreement, an Alternative Acquisition Proposal (substituting for purposes of this Section 8.3(a) in the definition thereof “50%” for “25%” and for “75%” in each place each such phrase appears) is publicly proposed or publicly disclosed prior to, and not publicly withdrawn, (B) this Agreement is terminated pursuant to Section 8.1(b)(iii) or Section 8.1(d)(i) and (C) concurrently with or within twelve (12) months after such termination, the Company shall have (1) consummated any Alternative Acquisition Proposal or (2) entered into a definitive agreement providing for (and later consummated) any Alternative Acquisition Proposal, then, in each case, the Company shall pay, by wire transfer of immediately available funds to an account designated in writing by Parent, a fee of $212,540,000 in cash (the “Company Termination Fee”); provided, however, that if this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii) prior to 11:59 p.m. Eastern Time on May 26, 2022 to enter into a definitive agreement with respect to a Superior Proposal received from an Excluded Party, then the “Company Termination Fee” shall be $81,750,000. The payment of any Company Termination Fee shall be made concurrently with (and as a condition to) such termination in the case of clause (i) above, within three (3) Business Days after such termination in the case of clause (ii) above, or within three (3) Business Days after the consummation of any such Alternative Acquisition Proposal in the case of clause (iii) above (it being understood and agreed that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion). On the payment by the Company of the Company Termination Fee as and when required by this Section 8.3(a), none of the Company, its Subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives shall have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or their respective Affiliates or Representatives, except to the extent provided in Section 8.2.

(b) Parent Termination Fee. If (i) this Agreement is terminated by the Company pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii), or (ii) this Agreement is terminated by Parent pursuant to Section 8.1(b)(i) and at such time the Company could have validly terminated this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii), then Parent shall pay, by wire transfer of immediately available funds to an account designated in writing by the Company, a fee of $425,090,000 in cash (the “Parent Termination Fee”), such payment to be made within three (3) Business Days of such termination (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion). On the payment by Parent of the Parent Termination Fee as and when required by this Section 8.3(b), none of Parent, Merger Sub or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company or its Affiliates or Representatives.

(c) Acknowledgements. Each Party acknowledges that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without Section 8.3(a), Parent would not have entered into this Agreement and that, without Section 8.3(b), the Company would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 8.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all reasonable and documented out-of-pocket fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated seeking such payment), together with interest on the amount of the Company Termination Fee or the Parent Termination Fee, as applicable, at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made. The Parties further acknowledge that neither the Company Termination Fee nor the Parent Termination Fee shall constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Company Termination Fee or the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties further acknowledge that the right to receive the Company Termination Fee or the Parent Termination Fee, as applicable, shall not limit or otherwise affect any such Party’s right to specific performance as provided in Section 9.5, provided that in no event shall either Party be entitled to receive both specific performance and payment of the Company Termination Fee or Parent Termination Fee, as applicable.

(d) Notwithstanding anything to the contrary in this Agreement, but without limiting or affecting Parent’s rights to specific performance expressly set forth in Section 9.5, in any circumstance in which this Agreement is terminated and Parent is paid the Company Termination Fee from the Company pursuant to this Section 8.3, the Company Termination Fee and, if applicable, the costs and expenses of Parent pursuant to Section 8.3(c) shall, subject to Section 9.5, be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Parent Related Parties against the Company, its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve the Company of its obligations under Section 7.10. Notwithstanding the foregoing, this Section 8.3(d) will not relieve the Company from liability for fraud or willful and material breach of this

Agreement; provided that under no circumstances will the collective monetary damages payable by the Company for breaches (including any willful and material breach) under this Agreement (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed an amount equal to $212,540,000 in the aggregate for all such breaches (if any) (the “Company Liability Limitation”). In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation against any of the Company Related Parties, and in no event will Parent or Merger Sub be entitled to seek or obtain consequential, special, indirect or punitive damages in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(e) Notwithstanding anything to the contrary in this Agreement, but without limiting or affecting the Company’s rights to specific enforcement expressly set forth in Section 9.5, in any circumstance in which this Agreement is terminated and the Company is paid the Parent Termination Fee pursuant to this Section 8.3 and, if applicable, any costs and expenses of the Company pursuant to Section 8.3(c) (and the obligations of the Equity Investor under the Guarantee (in accordance with the terms and conditions thereof) with respect thereto), the termination of this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii) and receipt of payment of the Parent Termination Fee shall, subject to Section 9.5, be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company Related Parties against any of Parent, Merger Sub, the Equity Investor, or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equity holders, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equity holder, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (collectively, excluding Parent and Merger Sub, the “Parent Related Parties”) or the lenders, agents, underwriters, commitment parties and arrangers of any Debt Financing (including pursuant to the Debt Commitment Letter, any Debt Fee Letter or any engagement letters, credit agreements, loan agreements, joinders or indentures relating to any Debt Financing) or any Debt Financing Sources, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, controlling persons, advisors, attorneys, agents and representatives and their successors and assigns, including any successors or assigns via joinder agreements or credit agreements related thereto (collectively, each, a “Lender Related Party” and together, the “Lender Related Parties”) for any cost, expense, loss or damage suffered as a result of, or arising from or otherwise in connection with (i) this Agreement, the Debt Commitment Letter, any Debt Fee Letter, the Guarantee, the Equity Commitment Letter or any of the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, the transactions contemplated hereby or thereby, (ii) the failure of the Merger or the other transactions contemplated by this Agreement to be consummated (including the funding of the Financing), (iii) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement or any of the other documents delivered herewith or executed in connection herewith or otherwise or (iv) any oral representation made or alleged to have been made in connection herewith or therewith (collectively, the “Transaction Related Matters”); provided, however, that this Section 8.3(e) shall not relieve any Parent Related Party for any liability (A) for fraud or willful and material breach of this Agreement or (B) for any breach of the Confidentiality Agreement; provided, further, that under no circumstances will the collective monetary damages payable by Parent, Merger Sub or any of their Affiliates for breaches (including any willful and material breach) under this Agreement (taking into account the payment of the Parent Termination Fee pursuant to this Agreement), the Guarantee or the Equity Commitment Letter exceed an amount equal to $425,090,000 plus the reimbursement obligations set forth in Section 7.4(e) and any amounts due by Parent pursuant to Section 8.3(c) in the aggregate for all such breaches (the “Parent Liability Limitation”). In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against the Parent Related Parties, and in no event will the Company be entitled to seek or obtain consequential, special, indirect or punitive damages in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Commitment Letters, the Guarantee or the transactions contemplated hereby and thereby (including, any breach by an Equity Investor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided that the foregoing shall not preclude any liability of the Debt Financing Sources to the Company, Parent or Merger Sub under the definitive agreements relating to the Debt Financing. Except as expressly provided in this Section 8.3(e), none of Parent, Merger Sub, the Parent Related Parties or the Lender Related Parties shall have any liability or obligation relating to or arising out of or in connection with any Transaction Related Matters, except that nothing shall relieve Parent of its obligations under Section 7.6, Section 7.10 and Section 7.4(e), and none of the Company, its Subsidiaries nor any other Company Related Party shall seek or be entitled to seek or recover any damages or seek or be entitled to any remedy, whether based on a claim at Law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with any Transaction Related Matters.

(f) Except for (i) claims against any Equity Investor in accordance with and under the terms of the Guarantee, (ii) claims for specific performance of the Equity Commitment Letter to the extent provided therein, and (iii) claims against the parties to the Confidentiality Agreement for breaches thereof in accordance with the terms thereof (the foregoing (i), (ii) and (iii), “Permitted Claims”), this Agreement may only be enforced against, and all actions or claims (whether at law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to any Transaction Related Matters may only be made against (and are those solely of) the entities that are expressly identified as Parties hereto, and, except for Permitted Claims, none of the Equity Investor or any other Parent Related Party shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim against the Parties to this Agreement (whether in tort, contract or otherwise). In no event shall the Company or any of the Company Related Parties, and the Company agrees not to and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or make any claims in respect of any Transaction Related Matters against or seek to recover monetary damages from, any Parent Related Party (other than in respect of Permitted Claims).

ARTICLE 9

MISCELLANEOUS

Section 9.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 9.2 Expenses. Except as set forth in Section 7.4 or Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses, except that all filing fees paid by any Party in respect of any and all filings under the Antitrust and Foreign Investment Laws shall be borne by Parent; provided, however, that except as otherwise set forth in Section 2.3(b)(ii), Parent will pay or cause to be paid all transfer, documentary, sales, use, stamp, registration, real property transfer and other similar Taxes and fees imposed with respect to, or as a result of, entering into this Agreement and the consummation of the Merger, and such Taxes and fees expressly shall not be a liability of holders of Company Common Stock, or Company Equity Awards.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were on the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other Parties.

Section 9.4 Governing Law; Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Merger, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the

Merger, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party hereto irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.4 in the manner provided for notices in Section 9.7. Nothing in this Agreement shall affect the right of any Party hereto to serve process in any other manner permitted by applicable Law.

Section 9.5 Specific Enforcement.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, (i) the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (A) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (B) an injunction restraining such breach or threatened breach, and (ii) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(b) Notwithstanding anything herein to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to specific performance to cause Parent to cause the Equity Financing to be funded under the Equity Commitment Letter and Parent’s and Merger Sub’s obligations to consummate the Merger if, but only if, (A) all of the conditions in Section 2.2(a) and Section 2.2(b) have been, and continue to be, satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied at the Closing)) at the time the Closing is required to occur pursuant to Section 2.1, (B) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (C) the Company has irrevocably confirmed in writing that, if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur in accordance with Section 2.1 and (D) Parent and Merger Sub shall have failed to consummate the Merger by the time the Closing was required to have occurred pursuant to Section 2.1. In no event shall the Company be entitled to enforce specifically Parent’s obligation to cause the Equity Financing to be funded (or exercise its third party beneficiary rights under the Equity Commitment Letter) if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). For the avoidance of doubt, in no event shall the Company be entitled to a remedy of specific performance or other equitable remedies against any Debt Financing Source. The election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate the Agreement and collect the Parent Termination Fee pursuant to Section 8.3(b); provided that in no event shall the Company be permitted to pursue an injunction, specific performance or other equitable relief or any other remedy under this Agreement or available at law or equity following the payment of the Parent Termination Fee in accordance with the terms of this Agreement.

(c) Each Party further agrees that (i) it will not raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement, and (ii) no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.6.

Section 9.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by emails by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

c/o Thoma Bravo, L.P.

600 Montgomery Street, 20th Floor

San Francisco, CA 91444

Attention: Seth Boro and Andrew Almeida

Email: sboro@thomabravo.com, and

aalmeida@thomabravo.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 N LaSalle Street

Chicago, Illinois 60654

Attention: Corey D. Fox, P.C. and Bradley C. Reed, P.C.

Email: corey.fox@kirkland.com and

bradley.reed@kirkland.com

To the Company:

SailPoint Technologies Holdings, Inc.

11120 Four Points Drive, Suite 100

Austin, Texas 78726

Attention: Chris Schmitt

Email: chris.schmitt@sailpoint.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Joshua M. Zachariah, Joseph C. Theis, Jr., Jean A. Lee

Email: jzachariah@goodwinlaw.com, jtheis@goodwinlaw.com,

jeanlee@goodwinlaw.com

or to such other address as a Party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when sent by email (so long as no transmission error is received), (b) on proof of service when sent by reliable overnight delivery service, (c) on personal delivery in the case of hand delivery or (d) on receipt of the return receipt when sent by certified or registered mail. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this Section 9.7; provided, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party or Parties; provided, that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement (a) from and after the Effective Time in connection with a merger or consolidation involving Parent or the Surviving Corporation or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, provided that no such assignment pursuant to clause (b) or (c) shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding on and shall inure to the benefit of the Parties hereto and their respective successors and assigns.

Section 9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Confidentiality. The Parties hereto hereby agree that the terms of the non-disclosure agreement, dated as of March 9, 2022, by and between the Company and Thoma Bravo, L.P. (the “Confidentiality Agreement”) shall remain in full force and effect.

Section 9.11 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Equity Commitment Letter, the Guarantee, the Debt Commitment Letter, the Debt Fee Letters and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.12 No Third-Party Beneficiaries. Except for the provisions of Article 1 and Article 2 (which, from and after the Effective Time, shall be for the benefit of holders of the Company Common Stock (including Company Equity Awards) as of immediately prior to the Effective Time solely with respect to their right to receive the Merger Consideration, Vested Company Option Consideration, Vested Company RSU Consideration, Unvested Company Option Consideration and/or Unvested Company RSU Consideration, as applicable), Section 7.8 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties), and the provisions of the last sentence of Section 7.4(e) (which shall be for the benefit of the express beneficiaries thereof), this Agreement is not intended to, and will not, confer upon any Person (other than the Persons expressly parties to this Agreement) any rights or remedies hereunder.

Section 9.13 Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NYSE require further approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable. The foregoing notwithstanding, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.14 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.15 Financing Provisions. The Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that, subject to clause (c) any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by, construed and enforced in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) subject to the last sentence of this Section 9.15, waives any and all rights or claims against the Debt Financing Sources in connection with this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or equity, contract, tort or otherwise, and each such Person agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any proceeding or legal or equitable action against any Debt Financing Source in connection with this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Financing or any of the transactions contemplated hereby or thereby, (e) agrees that none of the Debt Financing Sources shall have any liability to the Company, any of its Subsidiaries or any of their respective controlled Affiliates or representatives or any Company Related Party relating to or arising out of this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (subject to the last sentence of this Section 9.15), and (f) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may rely upon and enforce, any of the provisions of Section 8.3(e), Section 9.5(b), Section 9.8 and this Section 9.15 and that Section 8.3(e), Section 9.5(b), Section 9.8 and this Section 9.15 (or any other provision of this Agreement the amendment, modification or alteration of which has the effect of modifying such provisions) may not be amended in a manner adversely affecting any Debt Financing Source without the written consent of such adversely affected Debt Financing Source. Notwithstanding the foregoing, nothing in this Section 9.15 shall in any way limit or modify the rights and obligations of Parent or Merger Sub under this Agreement or any Debt Financing Source’s obligations to Parent or Merger Sub under any Commitment Letter or Definitive Agreement (it being understood that following consummation of the Merger, nothing in this Section 9.15 shall limit the rights of any of the parties to any Definitive Agreement).

Section 9.16 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. “Ordinary course of business” shall be understood to include any action reasonably taken or not taken in response to exigent circumstances, including with respect to timing, frequency and magnitude. All references herein to “$” or “dollars” shall be to U.S. dollars. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement defined or referred to herein or in any schedule that is referred to herein means such agreement as from time to time amended, modified or supplemented, including by waiver or consent, together with any addenda, schedules or exhibits to, any purchase orders or statements of work governed by, and any “terms of services” or similar conditions applicable to, such agreement. Any specific law defined or referred to herein or in any schedule that is referred to herein means such law as from time to time amended and to any rules or regulations promulgated thereunder (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, such references shall be deemed to refer to such law, as amended, and any rules or regulations promulgated thereunder, in each case, as of such date). Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. The words “made available to Parent” and words of similar import refer to documents (A) posted to the “Project: Flying Cloud” virtual data room maintained by Merrill Datasite by or on behalf of the Company or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives, in each case, on or before 5:00 p.m. (Pacific time) on the date of this Agreement.

Section 9.17 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action. Within one (1) Business Day following the execution of this Agreement, Parent shall provide the Company with a true, accurate and complete copy of its written consent to adopt this Agreement (by consent in lieu of a stockholder meeting).

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PROJECT HOTEL CALIFORNIA HOLDINGS, LP

By:	/s/ Seth Boro
Name: Seth Boro
Title: President

PROJECT HOTEL CALIFORNIA MERGER SUB, INC.

By:	/s/ Seth Boro
Name: Seth Boro
Title: President

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Mark McClain
Name: Mark McClain
Title: CEO

ANNEX A

DEFINITIONS

For purposes of this Agreement, the following terms (as capitalized below) shall have the following meanings when used herein:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the date hereof, or (ii) executed, delivered and effective after the date hereof, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive non-public information of or with respect to the Company and/or its Subsidiaries to keep such information confidential; provided, however, that, with respect to such agreements executed and delivered following the execution and delivery of this Agreement, the provisions contained therein relating to the confidential treatment of information and the use thereof are not materially less restrictive in the aggregate to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Alternative Acquisition Proposal) and that such agreement does not contain provisions which prohibit the Company from providing any information to Parent in accordance with Section 6.2(c) or that otherwise prohibits the Company from complying with the provisions of Section 6.2(c).

“Action” means a claim, action, suit, complaint, investigation, arbitration or proceeding, whether civil, criminal or administrative.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. Tax Law).

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Alternative Acquisition Proposal” means any offer, proposal or indication of interest made by any Person or group of Persons (other than Parent or Merger Sub or their respective Affiliates) relating to or concerning (i) a merger, reorganization, share exchange, consolidation, tender offer, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, in each case, as a result of which the stockholders of the Company immediately prior to such transaction would cease to own at least 75% of the total voting power of the Company or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the direct or indirect acquisition by any Person of assets constituting or accounting for more than 25% of the consolidated assets, revenue or net income of the Company and its Subsidiaries, on a consolidated basis (including equity interests in any Subsidiaries), or (iii) the direct or indirect acquisition by any Person of more than 25% of the outstanding shares of Company Common Stock or securities representing more than 25% of the total voting power of the Company.

“Antitrust and Foreign Investment Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade statutes, rules, regulation, Orders, decrees, administrative and judicial doctrines and other Laws that are (i) designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, or (ii) pertain to the regulation of foreign investments.

“Beneficial Ownership Certification” means a certification regarding the beneficial ownership required by 31 C.F.R. § 1010.230.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in Austin, Texas or San Francisco, California are authorized by law or executive order to be closed.

“Capped Call Documentation” means (i) the confirmation and side letter (together, the “letter agreements”) Re: Base Call Option Transaction, dated as of September 19, 2019, between the Company and Bank of America, N.A., (ii) the letter agreements Re: Base Call Option Transaction, dated as of September 19, 2019, between the Company and RBC Capital Markets, LLC, (iii) the letter agreements Re: Base Call Option Transaction, dated as of September 19, 2019, between the Company and Morgan Stanley & Co. LLC, (iv) the letter agreements Re: Base Call Option Transaction, dated as of September 19, 2019, between the Company and Jefferies International Limited, (v) the letter agreements Re: Base Call Option Transaction, dated as of September 19, 2019, between the Company and Citibank, N.A., (vi) the letter agreements Re: Additional Call Option Transaction, dated as of September 20, 2019, between the Company and RBC Capital Markets, LLC, (vii) the letter agreements Re: Additional Call Option Transaction, dated as of September 20, 2019, between the Company and Morgan Stanley & Co. LLC, National Association, (viii) the letter agreements Re: Additional Call Option Transaction, dated as of September 20, 2019, between the Company and Bank of America, N.A., (ix) the letter agreements Re: Additional Call Option Transaction, dated as of September 20, 2019, between the Company and Jefferies International Limited and (x) the letter agreements Re: Additional Call Option Transaction, dated as of September 20, 2019, between the Company and Citibank, N.A.

“Capped Call Transactions” means the transactions documented under the Capped Call Documentation.

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), and (ii) Division N – Additional Coronavirus Response and Relief of the Consolidated Appropriations Act, 2021 (H.R. 133), in each case, together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto.

“Collective Bargaining Agreement” means any collective bargaining agreement or other Contract with a labor union, trade union works council or other labor organization.

“Company Benefit Plans” means all independent contractor, employee or director compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, equity, or equity-based deferred compensation, vacation, stock purchase, stock option, severance, transition, employment, consulting, retention, change of control, tax gross-up or fringe benefit plan, program or agreement (other than any Multiemployer Plan, or any other plan or program required by statute that is maintained by a Governmental Entity to which the Company or any of its Affiliates contributes pursuant to applicable Law), in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees or directors of the Company or its Subsidiaries, to which the Company or any of its Subsidiaries are party, or with respect to which the Company or any of its Subsidiaries has any Liability.

“Company Equity Awards” means, collectively, the Company Options and Company RSUs.

“Company Equity Plans” means all incentive or benefit plans (including any related sub-plans, addenda and agreements entered into and awards issued under such plan) providing for the grant of any Company Option or Company RSU.

“Company ESPP” means the Company’s 2017 Employee Stock Purchase Plan.

“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company IT Assets” means the computer systems, Software and Software platforms, hardware, electronic data processing and telecommunications networks, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment, including any outsourced systems and processes, in each case, that are used by or for, or otherwise relied on by, the Company or any of its Subsidiaries or that are required in connection with the operation of the business of the Company and its Subsidiaries.

“Company Material Adverse Effect” means an event, change, occurrence, effect or development that (A) individually or taken together with all other events, changes, occurrences, effects or developments that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect would reasonably be expected to have a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to prevent, materially impair or materially delay the consummation by the Company of the Merger prior to the End Date, but, with respect to clause (A) only, shall not include events, changes, occurrences, effects or developments relating to or resulting from (a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates, (b) any decline in the market price or trading volume of the Company Common Stock or the Company Preferred Stock or any change in the credit rating of the Company or any of its securities (provided, that the facts and circumstances underlying any such decline or change may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (c) changes or developments in the industries in which the Company or its Subsidiaries operate, (d) (A) changes in Law or the interpretation or enforcement thereof or (B) any COVID-19 Measures, (e) the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Merger or other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, partnerships, customers or suppliers or Governmental Entities (provided, that this clause (e) shall not apply to any representation or warranty set forth in Section 3.4(b)), (f) the identity of Parent or any of its Affiliates as the acquiror of the Company, (g) compliance with the terms of, or the taking or omission of any action expressly required by, this Agreement or consented to or requested by Parent or any of its Representatives (provided, that this clause (g) shall not apply to any representation or warranty set forth in Section 3.4(b) or compliance of the covenants set forth in Section 5.1), (h) any act of civil unrest, civil disobedience, war, terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement, (i) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (j) any pandemic, epidemic or disease outbreak (including COVID-19) or other comparable events, (k) changes in generally accepted accounting principles or the interpretation or enforcement thereof, (l) any Stockholder Litigation relating to or resulting from this Agreement or the transactions contemplated hereby, (m) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions (provided, that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (n) any matter set forth in the Company Disclosure Schedules or (o) the availability of equity, debt or other financing to Parent or Merger Sub (provided, that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof); except, with respect to the foregoing clauses (a), (c), (d), (h), (i), (j) and (k) (other than, in the case of clauses (d) or (j) any impact with respect to COVID-19 or the COVID-19 Measures or any escalation or worsening thereof (including any subsequent waves)), if the impact thereof is materially and disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to the operations of other participants operating in the industries in which the Company and its Subsidiaries operate, the incremental material and disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Options” shall mean each compensatory option to purchase shares of Company Common Stock. For the avoidance of doubt, the Company Options shall not include the Capped Call Transactions.

“Company Products” means all of the existing hardware and Software products, including software-as-a-service products sold, licensed, maintained, distributed, or provided by the Company or any of its Subsidiaries or from which the Company and its Subsidiaries are deriving revenue from the sale, license, maintenance, distribution or provision thereof.

“Company RSU” shall mean each restricted stock unit granted pursuant to a Company Equity Plan or otherwise that vests solely on the basis of time and pursuant to which the holder has a right to receive shares of Company Common Stock or cash following the vesting or lapse of restrictions applicable to such restricted stock unit.

“Company Securities” means, collectively, the Company Voting Stock and Company Equity Awards.

“Company Voting Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Contract” means any legally binding, contract, note, bond, mortgage, indenture, deed of trust, lease, license, commitment, agreement or other obligation.

“Convertible Notes” means the Company’s 0.125% Convertible Senior Notes due 2024 issued pursuant to the Convertible Notes Indenture.

“Convertible Notes Indenture” mean the Indenture, dated as of September 24, 2019, between the Company and U.S. Bank National Association, as trustee (the “Trustee”).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other Order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

“Debt Financing Sources” means the agents, arrangers and lenders that will provide or arrange the Debt Financing, including the agents, arrangers and lenders party to the Debt Commitment Letter, any joinder agreements, credit agreements or the other definitive documentations relating thereto entered into in connection therewith, together with their respective Affiliates and their respective Affiliates’ officers, directors, general or limited partners, shareholders, members, employees, controlling persons, agents and representatives and their respective permitted successors and assigns.

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, discharge or disposal of Hazardous Substances, in each case as in effect at or prior to the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each Person treated at any relevant time as a single employer with the Company or any of its Subsidiaries pursuant to Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Party” means any Person (i) from whom the Company receives a written Alternative Acquisition Proposal after the date of this Agreement and prior to the No-Shop Period Start Date and (ii) whose Alternative Acquisition Proposal the Company Board determines in good faith prior to the start of the No-Shop Period Start Date, after consultation with its outside financial advisor and legal counsel, either to be a Superior Proposal or an Alternative Acquisition Proposal that would reasonably be expected to lead to a Superior Proposal; provided, however, that a Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if (1) such Alternative Acquisition Proposal is withdrawn by such Person or (2) such Alternative Acquisition Proposal, in the good faith determination of the Company Board, after consultation with its outside financial advisor and legal counsel, no longer is or would no longer be reasonably expected to lead to a Superior Proposal.

“Existing Credit Agreement” means the Credit Agreement among the Company, SailPoint Technologies, Inc., other loan parties thereto, lenders party thereto, Citibank, N.A., Royal Bank of Canada and Bank of America, N.A. dated as of March 11, 2019, as amended or supplemented from time to time.

“Families First Act” means the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company or any of its Subsidiaries on one hand and a Governmental Entity on the other or entered into by the Company or any of its Subsidiaries as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity.

“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency or instrumentality or on behalf of any such public organization;

“Governmental Health Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including but not limited to Medicare, Medicaid, TRICARE, CHAMPVA, and state healthcare programs (as defined therein), and any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code.

“Hazardous Substance” means any substance presently listed, defined, regulated, designated or classified as hazardous, toxic, radioactive or dangerous (or words of similar meaning and regulatory effect) under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“Healthcare Laws” means Laws relating to healthcare or the regulation, provision, consultation, management, administration of, and payment for, healthcare items and services applicable to the business of the Company and its Subsidiaries, including: the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b); the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a); the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.); the Federal Health Care Fraud Law (18 U.S.C. § 1347); Title XVIII of the Social Security Act (42 U.S.C. §§ 1395-1395lll) (the Medicare statute); Title XIX of the Social Security Act (42 U.S.C. §§ 1396-1396w-5) (the Medicaid statute); the False Claims Act (31 U.S.C. §§ 3729-3733); the False Claim Law (42 U.S.C. § 1320a-7b(a)); the Exclusion Laws (42 U.S.C. § 1320a-7); HIPAA; 42 C.F.R. Part 2; the Deficit Reduction Act of 2005; the Patient Protection and Affordable Care Act of 2010; Laws relating to healthcare Permits, fee-splitting, patient brokering, corporate practice of medicine and licensed professionals, billing, coding, insurance coverage, reimbursement, kickbacks, claim processing, documentation and submission of claims, medical record documentation requirements, and any and all similar state or local Laws; and any and all amendments or modifications made from time to time to the items referenced in this definition.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), and their implementing regulations set forth at 45 C.F.R. Parts 160 164 and applicable state Laws regulating the privacy and security of healthcare records.

“HSR Affiliate” means any Person, trust, affiliated investment fund or other pooled investment or co-investment vehicle that is controlled or otherwise managed by or in conjunction with, or is under common control with, the Equity Investor or any of their Affiliates, and any portfolio company or similar asset in which the Equity Investor or any of the Affiliates has a greater than five percent investment.

“Intellectual Property” means the following existing anywhere in the world: (a) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”); (b) trademarks, service marks, trade dress, logos, slogans, corporate names, trade names, Internet domain names, and other indicia of origin, and all applications and registrations therefor (this clause (b), collectively, “Marks”); (c) works of authorship, copyrights and any other equivalent rights in works of authorship (including rights in Software as a work of authorship) and any other related rights of authors (this clause (c), collectively, “Copyrights”); (d) trade secrets and industrial secret rights, inventions (whether or not patentable), know-how, ideas, methods, techniques, specifications, designs, algorithms, source code, data, confidential or proprietary business or technical information, including any of the foregoing that derives independent economic value from not being known to other persons (clause (d), collectively, “Trade Secrets”), (e) social media accounts, and (f) any other intellectual property rights, in each case together with all goodwill associated therewith and in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights, and all rights or forms of protection having equivalent or similar effect anywhere in the world.

“Intervening Event” means any event, change, occurrence or development that is unknown and not reasonably foreseeable to the Company Board as of the date of this Agreement, or if known or reasonably foreseeable to the Company Board as of the date of this Agreement, the material consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement; provided, that (a) the receipt, existence or terms of an Alternative Acquisition Proposal or Superior Proposal, or (b) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (b) may be considered and taken into account), in each case, shall not be deemed to be an Intervening Event hereunder.

“Knowledge” means (a) with respect to Parent, the actual knowledge of the individuals listed on Schedule A-I(a) Knowledge of the Parent Disclosure Schedules and (b) with respect to the Company, the actual knowledge of the individuals listed on Schedule A-I(b) Knowledge of the Company Disclosure Schedules.

“Law” means any federal, state, local, or municipal statute, law, ordinance, regulation, rule, code, judicial or administrative order, or principle of common law enacted, promulgated, issued, enforced or entered by any Governmental Entity.

“Lease” means all leases, subleases, or licenses applicable to the Leased Real Property, and any ancillary documents pertaining thereto, including amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereto and thereof.

“Liability” or “Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means a lien, mortgage, pledge, security interest, charge or other encumbrance of any kind or nature whatsoever, but excluding any restrictions or limitations under any securities Laws.

“Malicious Code” means any (i) “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry), or (ii) other code designed or intended to have, or capable of performing, any of the following functions: (a) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, a Company IT Asset on which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange.

“Open Source License” means the GNU General Public License, the Affero General Public License, the GNU Lesser General Public License, the Eclipse Public License, the Common Public License, the Mozilla Public License, any other license identified as an open source license by the Open Source Initiative (www.opensource.org), or any substantially similar license or another “free software” license or “open source software” license.

“Open Source Software” means any Software licensed under an Open Source License.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity.

“Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar pronouncement permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

“Permitted Lien” means (a) any Lien for Taxes or governmental assessments, charges or claims either (i) not yet delinquent or (ii) that are being contested in good faith and by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (b) any Lien that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business or that are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (c) any Lien that is an entitlement, permit, license, utility easement or right of way, or zoning, building or other land use or environmental regulation imposed or promulgated by any Governmental Entity having jurisdiction over any of the Leased Real Property, (d) any Lien that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet), (e) any Lien that secures indebtedness (i) in existence on the date of this Agreement and set forth on Schedule 10.1(a) or (ii) not prohibited by Section 5.1(b)(ix), (f) any Lien that is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements, including any purchase money Lien or other Lien securing rental payments under capital lease arrangements, (g) any Lien that is imposed on the underlying fee interest in real property subject to a Lease, (h) any Lien that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company, (i) any Lien that will be released at or prior to the Closing, (j) any Lien that is an easement, declaration, covenant, condition, reservation, right-of-way, restriction, encroachment, servitude, permits and oil, gas, mineral and any mining reservations, rights, licenses and leases and other charge, instrument or encumbrance with respect to real estate or the underlying fee interest of any Leased Real Property, (k) rights of parties in possession of real property without options to purchase or rights of first refusal that do not materially impair the occupancy or use of such real property for the purposes for which it is used as of the date hereof, (l) any Lien arising in the ordinary course of business under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (m) any condition that would be disclosed by a current, accurate survey or physical inspection of the assets to which such condition relates, (n) any matters that would be disclosed on a title report or title insurance policy to the extent such matters do not materially impair the occupancy or use of such Leased Real Property for the purposes for which it is used as of the date hereof, (o) statutory or contractual Liens in favor of lessors arising in connection with any Lease, (p) any Lien created under federal, state or foreign securities Laws, (q) any Lien that is deemed to be created by this Agreement or any other document executed in connection herewith, (r) non-exclusive licenses of Intellectual Property, or (s) any other Lien that does not materially impair the existing use of the assets or property of the Company or any of its Subsidiaries affected by such Lien. Except for clauses (e) and (r), no other clause set forth in the foregoing shall apply to Intellectual Property.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Personal Data” shall mean data or information that (i) identifies a particular individual or (ii) is defined as “personal data,” “personal information,” or “personally identifiable information” or a similar term under applicable Law.

“Privacy Obligations” means, to the extent applicable to the Company or its Subsidiaries, all (a) applicable Law (including, to the extent applicable, the General Data Protection Regulation (EU) 2016/679 and the California Consumer Privacy Act), (b) written policies or terms of use of the Company or its Subsidiaries, or (c) contractual requirements or obligations, that in each case: (x) pertains to (i) privacy or restrictions or obligations related to the collection or Processing of Personal Data (including any security breach notification requirements) or (ii) direct marketing to consumers and consumer protection and (y) applies in any country in which (i) the Company or its Subsidiaries collect or otherwise Process Personal Data and (ii) the customers of the Company and its Subsidiaries Process Personal Data to which the Company and its Subsidiaries have access.

“Process” and its cognates shall have the meaning set forth in the General Data Protection Regulation (EU) 2016/679.

“Required Financial Information” means the historical financial statements regarding the Company and its Subsidiaries to the extent described in the Debt Commitment Letter as in effect on the date hereof.

“Required Pro Forma Financial Information” means the pro forma financial statements regarding the Company and its Subsidiaries to the extent described in the Debt Commitment Letter as in effect on the date hereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means actions that result in an actual cyber or security incident that could have an adverse effect on a system (including Company IT Assets) or any information or data stored or contained therein, including an occurrence that actually jeopardizes the confidentiality, integrity, or availability of a system or the data or information the system Processes, stores, or transmits. A Security Incident includes incidents of security breaches or intrusions, denial of service, or unauthorized entry, access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, or destruction of, any Company IT Assets, Personal Data, sensitive information, or Trade Secrets, or any loss, distribution, compromise or unauthorized disclosure of any of the foregoing.

“Software” means software and computer programs, whether in source code or object code form, and including (a) software implementations of algorithms, models, and methodologies, firmware, and application programming interfaces, and (b) documentation, including user documentation, user manuals and training materials, files, and records relating to any of the foregoing.

“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a written Alternative Acquisition Proposal substituting in the definition thereof “80%” for “25%” and for “75%” in each place each such phrase appears, that (i) was not solicited in violation of Section 6.2(b) and (ii) the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, and considering such factors as the Company Board considers to be appropriate (including (a) all legal, regulatory and financial aspects of the proposal (including certainty of closing) and the identity of the Person making the Alternative Acquisition Proposal and (b) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination in accordance with Section 7.3(d)), to be more favorable to the Company and its stockholders than the transactions contemplated by this Agreement.

“Tax” or “Taxes” means any and all federal, state, local and non-U.S. taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, capital gains, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, estimated ad valorem, value added and goods and services taxes, however denominated, whether disputed or not.

“Tax Return” means any return, report, form, or similar filing made or required to be made with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“willful and material breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a breach of this Agreement.

The following capitalized terms shall have the respective meanings ascribed thereto in the sections of the Agreement noted below opposite each such capitalized term.

Term	Section
Agreement	Preamble
Alternative Financing	7.4(c)
Anti-Corruption Laws	3.9(d)
Audited Company Balance Sheet	3.7
Book-Entry Shares	1.4(b)
Cancelled Shares	1.4(c)
Certificate	1.4(b)
Certificate of Merger	1.2
Change of Recommendation	7.3(d)
Clearance Date	7.3(a)
Closing	2.1
Closing Date	2.1
Code	2.5
Commitment Letters	4.4(b)
Company	Preamble
Company Approvals	3.4(a)
Company Balance Sheet Date	3.7
Company Board	Recitals
Company Common Stock	1.4(b)
Company Disclosure Schedules	Article 3
Company Employees	7.7(c)
Company Liability Limitation	8.3(d)
Company Material Contract	3.18(a)(xiv)
Company Permits	3.9(b)
Company Preferred Stock	3.2(a)
Company Recommendation	3.3(a)
Company Registered Intellectual Property	3.15(a)
Company Related Parties	8.3(d)
Company SEC Documents	3.5(a)
Company Severance Plans	7.7(c)
Company Stockholder Approval	3.3(b)

Company Stockholder Meeting	7.3(b)
Company Termination Fee	8.3(a)
Confidentiality Agreement	9.10
Consents	7.1
Continuation Period	7.7(c)
Debt Commitment Letter	4.4(a)
Debt Fee Letters	4.4(a)
Debt Financing	4.4(a)
Definitive Agreements	7.4(a)
DGCL	Recitals
Dissenting Shares	1.4(d)
Effective Time	1.2
End Date	8.1(b)(i)
Enforceability Exceptions	3.3(d)
Equity Commitment Letter	4.4(b)
Equity Financing	4.4(b)
Equity Investor	4.4(b)
Ex-Im Laws	3.9(g)(i)
Fair Value	4.13(d)
Financing	4.4(b)
Financing Amounts	4.4(e)
Foreign Plan	3.11(c)
Go-Shop Period	6.1
Governmental Entity	3.4(a)
Guarantee	4.5
HSR Act	3.4(a)
Indemnified Party	7.8(b)
Leased Real Property	3.14
Lender Related Party	8.3(e)
Material Customers	3.18(a)(xii)
Material Vendors	3.18(a)(xii)
Merger	Recitals
Merger Consideration	1.4(b)
Merger Sub	Preamble
New Plans	7.7(d)
No-Shop Period Start Date	6.1
OFAC	3.9(g)(iv)
Old Plans	7.7(d)
Parent	Preamble
Parent Approvals	4.3(a)
Parent Disclosure Schedules	Article 4
Parent Liability Limitation	8.3(e)
Parent Material Adverse Effect	4.1
Parent Related Parties	8.3(e)
Parent Termination Fee	8.3(b)
Parties	Preamble

Party	Preamble
Paying Agent	2.3(a)(i)
Payment Fund	2.3(a)(i)
Permits	3.9(b)
Permitted Claims	8.3(f)
Proceeding	7.8(b)
Proxy Statement	3.4(a)
Representatives	7.6
Restricted Person	3.9(g)(ii)
Sanctioned Country	3.9(g)(iii)
Sanctioned Person	3.9(g)(iv)
Sanctions Laws	3.9(g)(v)
Specified Acquisition	5.2
Stockholder Litigation	7.16
Surviving Corporation	1.1
Termination Date	5.1(a)
Trade Control Laws	3.9(e)
Transaction Related Matters	8.3(e)
Unvested Company Option	1.5(a)(ii)
Unvested Company Option Consideration	1.5(a)(ii)
Unvested Company RSU Consideration	1.5(b)(ii)
Vested Company Option	1.5(a)(i)
Vested Company Option Consideration	1.5(a)(i)
Vested Company RSU	1.5(b)(i)
Vested Company RSU Consideration	1.5(b)(i)

96